JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

04045006

US SEC EXEMPTION
FILE NO. 82-3572

August 27, 2004

SEC MAIL PROCESSING RECEIVED SEP 2 0 2004 WASH. D.C. 202 SECTION

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find enclosed a copy of the following documents:

1. Letter to the Securities and Exchange Commission dated August 16, 2004 regarding the terms and conditions of the preferred shares designated as Tranche 2 of Series A;

2. SEC Form 17-Q for the quarter ended June 30, 2004;

3. General Information Sheet for the Annual Stockholders' Meeting – July 22, 2004; and

4. Amended SEC Form 17-Q for the quarter ended March 31, 2004.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

PROCESSED
SEP 2 3 2004
THOMSON
FINANCIAL

Encl: as stated

/mhd

FILE

PSE Code HO-180

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40

Fiscal Year (Month)	Fiscal Year (Day)	FORM TYPE	Annual Meeting (Month Day)
1 2	3 1		Second Thursday of June

Terms and Conditions of the Preferred Shares of JG Summit Holdings, Inc. designated as Tranche 2 of Series A

Secondary License Type, If Applicable: N/A

Dept. Requiring this Doc.:

Amended Articles Number/Section: N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number: ______ LCU: ______

Document I.D.: ______ Cashier: ______

STAMPS

Remarks : pls. use black ink for scanning purposes

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

August 16, 2004

SECURITIES AND EXCHANGE COMMISSION
SEC Building
EDSA, Mandaluyong City

Re: Terms and Conditions of the Preferred Shares of JG Summit Holdings, Inc. designated as Tranche 2 of Series A

Gentlemen:

In compliance with the requirement under Section 6 of the Corporation Code that a certificate be filed with the Securities and Exchange Commission in order to render effective the terms and conditions of preferred shares of stock, please find attached herein a Secretary's Certificate attesting to the adoption by the Board of Directors of JG Summit Holdings, Inc. (the "Company") of resolutions on August 2, 2004 which set forth the features, rights and privileges of the redeemable and non-voting preferred shares of the Company designated as Tranche 2 of Series A.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

JG SUMMIT HOLDINGS, INC.
Metro Manila

SECRETARY'S CERTIFICATE

I, ROSALINDA F. RIVERA, of legal age, Filipino, with office address at the 40th Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Street, Ortigas Center, Pasig City, being the duly elected Corporate Secretary of **JG SUMMIT HOLDINGS, INC.**, ("Corporation") with office address at 43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Street, Ortigas Center, Pasig City, after having been duly sworn in accordance with law, hereby depose and state that the following resolutions were duly adopted by the Board of Directors of the Corporation on August 2, 2004:

"**RESOLVED**, That the Board of Directors of JG Summit Holdings, Inc. (the "Corporation") hereby authorizes the offer and issuance of One Hundred Seventy One Million Nine Hundred Thousand (171,900,000) redeemable preferred shares (Preferred Stock), and the preferences, qualifications, limitations, restrictions and the relative or special rights in respect of the offer and issuance of the Preferred Stock as set forth in the Terms Agreement attached hereto as Annex "A" and incorporated by reference hereof are hereby approved and adopted;

RESOLVED FURTHER, That the Preferred Stock shall have the following preferences, qualifications, limitations, restrictions and the relative or special rights in addition to the preferences, qualifications, limitations, restrictions and the relative or special rights set forth in the Terms Agreement:

1. The Preferred Stock shall be designated as Tranche 2 Series A.
2. The Preferred Stock shall have a par value of ₱1.00 per share and an issue price of ₱5.00 per share.
3. The Preferred Stock shall be redeemed on the fifth year from issue date.
4. The dividend rate shall be twelve (11.75%) per annum. Dividends shall be payable quarterly until final redemption.
5. The Corporation shall establish a sinking fund for the Preferred Stock, and for the sole purpose of providing funds to pay the Redemption Value, with the trust department of a bank in Metro Manila, not later than thirty (30) Business Days after the issue date of the Preferred Stock.

RESOLVED FINALLY, That Corporation hereby authorizes its Chairman and Chief Executive Officer, Mr. James L. Go, and/or its President and Chief Operating Officer, Mr. Lance Y. Gokongwei, to perform the following acts, for and on behalf of the Corporation:

a) to execute and sign the Terms Agreement in favor of the holders of the Preferred Stock including any supplement thereto

b) to sign and deliver any and all documents, forms, undertakings, filings and agreements including but not limited to the offering circular and to take any other action deemed desirable or appropriate in connection with (i) any filing with the Philippine Securities and Exchange Commission and (ii) any filing with other proper government agencies in the Philippines as they may deem necessary to effect the transaction contemplated herein.

c) to appoint legal counsel, advisors, accountants, trustees and agents as they may deem necessary.

APPROVED: August 2, 2004."

ROSALINDA F. RIVERA
Corporate Secretary

ATTESTED BY:

JAMES L. GO
Chairman and Chief Executive Officer

AUG 03 2004

SUBSCRIBED AND SWORN to before me this ______ day of ____________, 2004 at ____________, affiant exhibited to me her Community Tax Certificate No. 13765581 issued at Quezon City on January 13, 2004.

Doc. No.: 407;
Page No.: 83;
Book No.: LXIX;
Series of 2004.

BENJAMIN B. MATA
NOTARY PUBLIC
UNTIL DEC. 31, 2004
PTR O.R. NO. M 0293758
Dtd. 05 JANUARY 2004

PREFERRED STOCK
TERMS AGREEMENT

This Preferred Stock Terms Agreement (the "**Agreement**") is executed on this 27th day of July, 2004, at Pasig City, Philippines, by **JG SUMMIT HOLDINGS, INC.**, a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal office at the 43/F Robinsons Equitable Tower, ADB Avenue corner. P. Poveda Road, Ortigas Complex, Pasig City, Philippines represented herein by its Chairman and Chief Executive Officer, **JAMES L. GO** (the "**Issuer**") in favor of the holders of the Preferred Stock (the "**Holders**") to be issued by the Issuer.

W I T N E S S E T H: THAT –

WHEREAS, the Issuer is a corporation organized as a holding company having subsidiaries in the Philippines;

WHEREAS, the Issuer will have, as of each Issue Date (as defined herein), approved and authorised the issuance of a tranche of the Preferred Stock with par value one peso (Php1.00) per share, in accordance with the resolutions of its Board of Directors;

WHEREAS, the Issuer intends to offer one or more Series of the Preferred Stock, as defined herein, in one or more Tranches, by private placement, for distribution to qualified institutional buyers under Section 10.1(l) of the Securities Regulation Code, or for distribution to the public, as the Issuer may decide, via the execution of a supplement substantially in the form of **Annex A**;

NOW, THEREFORE, for and in consideration of the foregoing premises, the Issuer hereto has agreed and has bound itself as follows:

SECTION 1
DEFINITIONS

1.1 The following terms shall have the respective meanings set forth below:

"Accounts" means (i) as at each 31st December and for the twelve month period then ending, the audited consolidated statements of income and retained earnings and balance sheet of the Issuer prepared in accordance with Applicable Accounting Principles and (ii) as at each 31st March, 30th June and 30th September and for the three-month period then ending, means the unaudited consolidated statements of income and retained earnings and balance sheet of the Issuer prepared in accordance with Applicable Accounting Principles; provided that if the Issuer shall change its financial year so as to end on a date other than 31st December, the foregoing shall be deemed to be amended as necessary; and further provided that if the accounting principles, standards and practices generally accepted in the Republic of the Philippines should be changed and the consolidated statements of income and retained earnings and balance sheet of the Issuer are prepared on such changed basis, the Accounts may comprise such consolidated financial statements together with a certificate of the Auditors setting out the adjustments necessary to restate such financial statements in accordance with Applicable Accounting Principles.

"Applicable Accounting Principles" means the accounting principles, standards and practices generally accepted in the Republic of the Philippines and in accordance with the laws of the Republic of the Philippines on the basis of which the audited consolidated financial statements of the Issuer were prepared as at and for the twelve months ended 31st December 2003, and includes the accounting policies which were used in the preparation of those accounts.

"Agreement" means this Terms Agreement, as the same may be amended or supplemented (including but not limited to the Supplements) from time to time.

"Base Rate" means the bid yield for the applicable 5-year Fixed Rate Treasury Notes ("**FXTN**") based on the

secondary market bids as displayed on the MART 1 page of Bloomberg at approximately 11:30 a.m. on the Dividend Rate Fixing Date (as defined herein).

In the event that the Base Rate cannot be determined from MART 1 on the Dividend Rate Fixing Date, then the Base Rate on the immediately preceding Business Day from the Dividend Rate Fixing Date shall be used. In the event that the Base Rate still cannot be determined on such date, then the Base Rate two (2) Business Days before the Dividend Rate Fixing Date shall be used.

If the Base Rate ceases to be an acceptable mark-to-market benchmark yield for the FXTN that members of the Bankers' Association of the Philippines can utilize, then the Base Rate shall be replaced by such acceptable mark-to-market benchmark yield.

"Break Funding Cost"	has the meaning in **Section 9.2 (b)**.
"Business Day"	means a day, except Saturday or Sunday or legal holidays, in which Philippine banks are required to be open for business in Makati City.
"Certification Date"	has the meaning in **Section 7.7**.
"Change in Circumstance Notice"	has the meaning in **Section 9.2 (a)**.
"Change in Circumstance Redemption"	has the meaning in **Section 9.2 (a)**.
"Change in Circumstance Redemption Date"	has the meaning in **Section 9.2 (a)**.
"Common Shares"	has the meaning in **Section 2.2**.
"Compliance Certificate"	means a certificate (i) in respect of the unaudited interim Accounts, signed by two directors of the Issuer and (ii) in respect of the audited annual Accounts, signed by the Auditors, in each case confirming compliance with the financial ratios set out in this Condition by reference to the Accounts which the certificate accompanies and setting out in reasonable detail the computations necessary to

demonstrate such compliance;

"Consolidated Current Assets" means the aggregate value of those consolidated assets of the Group which would be classified as current assets in accordance with generally accepted accounting principles in the Republic of the Philippines and as shown in the Accounts including but not limited to stock in trade, work in progress, marketable securities, cash and bank balances of the Group and moneys owing to the Group payable on demand or within one year from the date of computation.

"Consolidated Current Liabilities" means the aggregate amount of those consolidated liabilities of the Group which would be classified as current liabilities in accordance with generally accepted accounting principles in the Republic of the Philippines and as shown in the Accounts including but not limited to liabilities to pay money on demand or within one year from the date of computation (including the current portion of any long-term debt).

"Consolidated Stockholders' Equity" means at any time the aggregate of:

i. the amount paid up or credited as paid up on the issued share capital of the Issuer; and

ii. the amount standing to the credit of the consolidated retained earnings, accumulated translation adjustments and other adjustments to the capital accounts of the Group based on the Accounts.

"Consolidated Total Borrowings" means the aggregate of the Financial Indebtedness of the Group (without double-counting).

"Daily Dividend per Share" has the meaning in **Section 4.2**.

"Debt" means any indebtedness in respect of:

i. moneys borrowed;

ii. any debenture, bond, note, loan, stock or other

security;

iii. any acceptance or documentary credit;

iv. receivables sold or discounted (otherwise than on a non-recourse basis);

v. the acquisition cost of any asset to the extent payable before or after the time of acquisition or possession by the party liable where the advance or deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;

vi. any lease entered into primarily as a method of raising finance or financing the acquisition of the asset leased;

vii. any currency swap or interest swap, cap or collar arrangement or any other derivative instrument;

viii. any amount raised under any other transaction having the commercial effect of a borrowing or raising of money;

ix. any amount payable pursuant to a redemption or repurchase of shares of stock or other securities; or

x. any guarantee, indemnity or similar assurance against financial loss of any person.

but in any event shall not include indebtedness arising in respect of equipment purchases where the relevant equipment is subject to good faith dispute by the Issuer or the Principal Subsidiary, as applicable.

"Dividend Default" has the meaning in **Section 8.1.a.**

"Dividend" or "Dividends" has the meaning in **Section 4.**

"Dividend Payment Date" means as to each dividend payment, the due date for such payment which falls on the last day of a Dividend Period, provided, however, that such Dividend Payment Date(s) shall be automatically adjusted to fall on the immediately succeeding Business Day if the Dividend Payment Date(s) are declared or allowed to be non-working holidays or non-Business Days in Makati City.

"Dividend Period" means the period commencing on the Issue Date and having three (3) Months and each period thereafter commencing on the day following the last day of the then current dividend period and having a duration of three (3) Months.

"Dividend Rate Fixing Date" means the date prior to the start of an Offer Period.

"Dividend Rate" means the (i) sum of the Base Rate and a spread to be determined at each Issue Date, or (ii) a fixed rate, as shall be mutually agreed upon by the Issuer and the relevant underwriters on a Dividend Rate Fixing Date.

"Early Redemption" means redemption of the Preferred Stock pursuant to **Section 9.1**.

"Early Redemption Date" shall have the meaning in **Section 9.1**.

"Final Redemption" means redemption of the Preferred Stock pursuant to **Section 9.3**.

"Final Redemption Date" means the date which is the Final Redemption Date of each Series or Tranche of the Preferred Stock.

"Financial Indebtedness" means any indebtedness in respect of:

i. moneys borrowed;

ii. any debenture, bond, note, loan stock or other security;

iii. any acceptance or documentary credit;

iv. receivables sold or discounted (otherwise than on a non-recourse basis);

v. the acquisition cost of any asset to the extent payable before or after the time of acquisition or possession by the party liable where the advance or deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;

vi. any lease entered into primarily as a method of raising finance or financing the acquisition of the asset leased;

vii. any currency swap or interest swap, cap or collar

arrangement or any other derivative instrument;

viii. any amount raised under any other transaction having the commercial effect of a borrowing or raising of money; or

ix. any guarantee, indemnity or similar assurance against financial loss of any person.

provided that any currency swap involving the proceeds of an Offer of Preferred Stock shall not be deemed Financial Indebtedness.

"Financial Statement" means the financial statement in **Section 2.12**.

"Group" means the Issuer and its Subsidiaries.

"Holder" means a holder of the Preferred Stock as registered in the records of the Stock Transfer Agent.

"Holder Trigger Notice" means the notice given by the Holder to the Issuer under Section 8.2(b).

"Issue Date" means the relevant Issue Date of each Series or Tranche of a Series of the Preferred Stock.

"Issue Price" means the issue price per share of a Series or Tranche of the Preferred Stock.

"Issue Value" means the product of an Issue Price and the number of Preferred Stock offered in a Series or Tranche.

"Issuer" refers to JG Summit Holdings, Inc.

"Law" means (i) any statute, decree constitution, regulation, rule, order or any directive of the Republic of the Philippines, (ii) any treaty, pact, compact or other agreement to which the Republic of the Philippines is a signatory or a party, (iii) any judicial or administrative interpretation or application of any Law described in clause (i) or (ii) above, and (iv) any amendment or revision of any Law described in clause (i), (ii) or (iii) above.

"Lead Underwriter" refers to the financial institution to be appointed by

the Issuer to underwrite such Series or Tranche of the Preferred Stock, pursuant to the applicable underwriting agreement.

"Liquidation Value" has the meaning in Section 5.1.

"Majority Holder" has the meaning in Section 7.10.

"Material Adverse Effect" means:

(a) a material adverse effect on the business or financial condition of the Issuer, a Principal Subsidiary or the Group as a whole; or

(b) a material adverse effect on the ability of the Issuer to perform its obligations under this Agreement and the Preferred Stock.

"Material Subsidiary" means:

i. any Subsidiary of the Issuer:

(1) whose gross revenues, as shown by the then latest audited statement of income (consolidated where applicable) of such Subsidiary, is at least ten per cent (10%) of the consolidated gross revenues of Issuer as shown by its latest audited consolidated statement of income; or

(2) whose total net income before taxation and extraordinary items, as shown by the then audited statement of income (consolidated where applicable) of such Subsidiary, are at least ten per cent (10%) of the total consolidated net income before taxation and extraordinary items of the Issuer as shown by its latest audited consolidated statement of income; or

(3) whose total assets, as shown by the then audited balance sheet (consolidated where applicable) of such Subsidiary, are at least ten per cent (10%) of the total consolidated assets of the Issuer as shown by its latest audited consolidated balance sheet;

provided that:

(A) in the case of a Subsidiary acquired,

or a company becoming a Subsidiary, after the end of the financial period to which the latest consolidated audited accounts of the Issuer relate, the reference to the then latest consolidated audited accounts of the Issuer for the purposes of the calculation above shall, until consolidated audited accounts of the Issuer for the financial period in which the acquisition is made or, as the case may be, in which the relevant company becomes a Subsidiary are submitted to the Philippines Securities and Exchange Commission (the "**SEC**") or the Philippine Stock Exchange (the "**PSE**"), be deemed to be a reference to the then latest consolidated audited accounts of the Issuer adjusted to consolidate the latest audited accounts (consolidated where applicable) of such Subsidiary in such accounts;

(B) if at any relevant time in relation to the Issuer or any Subsidiary in respect of which financial consolidation is relevant, no consolidated accounts are prepared and audited, gross revenues, or net income before taxation and extraordinary items or, as the case may be, total assets of the Issuer and/or any such Subsidiary shall be determined on the basis of pro-forma consolidated accounts prepared for this purpose by the auditors for the time being of the Issuer;

(C) if at any relevant time in relation to any Subsidiary, no accounts are audited, its gross revenues, or net income before taxation and extraordinary items or, as the case may be, total assets (consolidated where applicable) shall be determined on the basis of pro-forma accounts (consolidated where applicable) of the relevant Subsidiary prepared for this purpose by the auditors for the time being of the Issuer; and

(D) if the accounts of any Subsidiary (not being a Subsidiary referred to in proviso (A) above) are not consolidated with those of the Issuer, then the determination of whether or not such Subsidiary is a Material Subsidiary shall be based on a pro-forma consolidation

of its accounts (consolidated where applicable) with the consolidated accounts (determined on the basis of the foregoing) of the Issuer; or

(ii) any Subsidiary of the Issuer to which is transferred the whole or substantially the whole of the assets of a Subsidiary which immediately prior to such transfer was a Material Subsidiary, provided that the Material Subsidiary which so transfers its assets shall forthwith upon such transfer cease to be a Material Subsidiary (unless such Subsidiary would continue to be a Material Subsidiary on the basis of such accounts by virtue of the provisions of paragraph (i) above) and the Subsidiary to which the assets are so transferred shall become a Material Subsidiary at the date on which the first audited accounts (consolidated where applicable) of the Issuer prepared as of a date later than such transfer are submitted to the SEC or the PSE.

"Month"	means the period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month, save that if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that succeeding month (references to "Months" shall be construed accordingly).
"Offer"	means the offer by the Issuer for the issuance of a Series or Tranche of the Preferred Shares
"Offer Period"	means the applicable offer period for each Series or Tranche of the Preferred Stock as set forth in the Supplements, which shall commence not later than three (3) Business Days immediately prior to each Issue Date.
"Offering Circular"	means the selling material, including any amendment or supplement thereto distributed by the Issuer for the purpose of an Offer of the Preferred Stock through any means (including a private placement or an offer to qualified institutional buyers) other than through a public offer.
"Paying Agency and Stock	means the Paying Agency and Stock Transfer

Transfer Agency Agreement" Agency Agreement dated 27 July 2004 which forms an integral part of this Agreement by way of reference.

"Paying Agent" means Equitable PCI Bank – Trust Banking Group which is appointed as Paying Agent in accordance with the Paying Agency and Stock Transfer Agency Agreement.

"Payment Date" means (i) in respect of a redemption of the Preferred Stock, the applicable Redemption Date and (ii) in respect of a payment of Dividends, the applicable Dividend Payment Date.

"Payment Default" has the meaning in **Section 8.1.b.**

"Permit to Sell" means the SEC approval authorizing the offer for sale and distribution of the Preferred Stock to the public.

"Penalty Interest" means the penalty interest payable by the Issuer pursuant to **Section 10** of this Agreement.

"Preferred Stock" means Series A of Preferred Shares, with a par value of one peso (Php 1.00) per share, including each Tranche thereof, which are issued pursuant to the terms of this Agreement and the relevant Supplements.

"Preferred Shares" has the meaning in **Section 2.2.**

"Principal Subsidiary" means

i. any Subsidiary of the Issuer

(1) whose gross revenues, as shown by the then latest audited statement of income (consolidated where applicable) of such Subsidiary, is at least fifteen percent (15%) of the consolidated gross revenues of the Issuer as shown by its latest audited consolidated statement of income, or

(2) whose total assets as shown by the then audited balance sheet (consolidated where applicable) of such Subsidiary, are at least fifteen percent (15%) of the total consolidated assets of the Issuer as shown by

its latest audited consolidated balance sheet;

provided that:

(A) in the case of a Subsidiary acquired, or a company becoming a Subsidiary, after the end of the financial period to which the latest consolidated audited accounts of the Issuer relate, the reference to the then latest consolidated audited accounts of the Issuer for the purposes of the calculation above shall, until consolidated audited accounts of the Issuer for the financial period in which the acquisition is made or, as the case may be, in which the relevant company becomes a Subsidiary are submitted to the SEC or the PSE, be deemed to be a reference to the then latest consolidated audited accounts of the Issuer adjusted to consolidate the latest audited accounts (consolidated where applicable) of such Subsidiary in such accounts;

(B) if at any relevant time in relation to the Issuer or any Subsidiary in respect of which financial consolidation is relevant, no consolidated accounts are prepared and audited, gross revenues, or, as the case may be, total assets of the Issuer and/or any such Subsidiary shall be determined on the basis of pro-forma consolidated accounts prepared for this purpose by the auditors for the time being of the Issuer;

(C) if at any relevant time in relation to any Subsidiary, no accounts are audited, its gross revenues, or, as the case may be, total assets (consolidated where applicable) shall be determined on the basis of pro-forma accounts (consolidated where applicable) of the relevant Subsidiary prepared for this purpose by the auditors for the time being of the Issuer; and

(D) if the accounts of any Subsidiary (not being a Subsidiary referred to in proviso (A) above) are not consolidated with those of the Issuer, then the determination of whether or not such Subsidiary is a Principal Subsidiary shall be based on a pro-forma

consolidation of its accounts (consolidated where applicable) with the consolidated accounts (determined on the basis on the foregoing) of the Issuer; or

ii. any Subsidiary of the Issuer to which is transferred the whole or substantially the whole of the assets of a Subsidiary which immediately prior to such transfer was a Principal Subsidiary, provided that the Principal Subsidiary which so transfers its assets shall forthwith upon such transfer cease to be a Principal Subsidiary (unless such Subsidiary would continue to be a Principal Subsidiary on the basis of such accounts by virtue of the provisions of paragraph (i) above) and the Subsidiary to which the assets are so transferred shall become a Principal Subsidiary at the date on which the first audited accounts (consolidated where applicable) of the Issuer prepared as of a date later than such transfer are submitted to the SEC or the PSE.

"Prospectus" means the selling material, including any amendment or supplement thereto, filed by the Issuer with, and approved by the SEC for the purpose of an Offer to the public and made an integral part hereof.

"Redemption Date" means for each Series or Tranche: (a) in respect of Early Redemption, the Early Redemption Date, (b) in respect of Change in Circumstance Redemption, the Change in Circumstance Redemption Date, and (c) in respect of Final Redemption, the Final Redemption Date.

"Redemption Value" means

i. in respect of a Final Redemption, an Early Redemption or a Change in Circumstance Redemption under Section 9.2(a)(ii), the sum of the Issue Value of the Preferred Stock plus all accrued and unpaid Dividends payable on a Redemption Date; and

ii. in respect of a Change in Circumstance Redemption under Section 9.2(a)(i), an amount equivalent to the sum of the accrued and unpaid Dividends on the Preferred Stock plus the net

present value of the Issue Value and the unaccrued Dividends (the "Discounted Cash Flows") on the Preferred Stock discounted at the yield of the "comparable benchmark tenor" as shown on the MART1 page of Bloomberg (or, if such page is not available, on such successor Bloomberg page or similar page provided by another information supplier) at 11:30 a.m. on the second Business Day preceding the Change in Circumstance Redemption Date, provided, however, that the Discounted Cash Flows shall not exceed one hundred five percent (105%) nor be less than one hundred percent (100%) of the Issue Value of the Preferred Stock being redeemed.

For the avoidance of doubt, the "comparable benchmark tenor" shall mean the nearest benchmark tenor equivalent to the period from the Change in Circumstance Redemption Date to the Final Redemption Date of such Preferred Stock.

"Registration Statement" means the Registration Statement filed by the Issuer with the SEC for the purpose of registering the Preferred Stock to be offered to the public as the Issuer may decide, *in compliance with the provisions* of the Securities Regulation Code, as the same may be amended or supplemented.

"SEC" means the Securities and Exchange Commission of the Republic of the Philippines.

"Securities Regulation Code or the "SRC" means Republic Act 8799 of the Republic of the Philippines, as the same may be amended from time to time.

"Sinking Fund" has the meaning in **Section 11.**

"Stock Transfer Agent" means Equitable PCI Bank – Trust Banking Group which was appointed as Stock Transfer Agent in accordance with the Paying Agency and Stock Transfer Agency Agreement.

"Subsidiary" of a company means any company or other business entity which the first company owns or controls (either directly or indirectly through another or other Subsidiaries) 50% or more of the issued share capital

or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity, or any company or other business entity which at any time has its accounts consolidated with those of the first company, or which under Philippine law, regulations or generally accepted accounting principles from time to time, should have its accounts consolidated with those of the relevant company.

"Tax" means any present and future taxes (including documentary stamp tax or value-added tax), levies, imposts, duties, filing and other fees or charges imposed by the Republic of the Philippines or any political subdivision or taxing authority hereof.

"Trigger Event" shall mean an event contemplated in **Section 8.1**.

"Trigger Event Notice" has the meaning in **Section 8.2(a)**.

"Underwriters" refers to the financial institutions to be appointed by the Lead Underwriter to underwrite such Series or Tranche of the Preferred Stock, on a firm basis, pursuant to the applicable participation agreement.

1.2 All terms defined in this Agreement shall have their defined meanings when used in any certificate, report or other document or instrument made or delivered pursuant hereto. All Annexes shall be considered integral parts of this Agreement. Titles of provisions in this Agreement are used for convenience of reference only and do not limit or affect the interpretation of the provisions hereof. Words denoting persons shall include individuals, corporations, partnerships, joint ventures, trusts, unincorporated organizations, political subdivisions, agencies or instrumentalities. Other than to a "third party", references to "party", "parties" or "parties hereto" or similar references and references to "Section" or "Sections" are to be construed as references to a party or the parties to this Agreement and Sections of this Agreement. No representation, undertaking or promise shall be taken to have been given or be implied from anything said or written in negotiations among the parties prior to the execution of this Agreement, except as set out herein.

Section 2
REPRESENTATIONS AND WARRANTIES OF THE ISSUER

The Issuer hereby represents and warrants to the Holders as follows:

2.1 The Issuer is a corporation duly organized, validly existing and in good standing

under and by virtue of the laws of the Republic of the Philippines, has its principal office at the address indicated in this Agreement, is registered or qualified to do business in every jurisdiction where registration or qualification is necessary and has the corporate power and authority to conduct its business as presently being conducted and to own its properties and assets now owned by it as well as those to be hereafter acquired by it for the purpose of its business;

2.2 The Issuer has an authorized capital stock of Fourteen Billion Eight Hundred Fifty Million Eight Hundred Thousand Pesos (P14,850,800,000) divided into Twelve Billion Eight Hundred Fifty Million Eight Hundred Thousand (12,850,800,000) common shares with a par value of One Peso (Php 1.00) per share (**"Common Shares"**) and Two Billion (2,000,000,000) preferred shares with par value of One Peso (Php 1.00) per share (**"Preferred Shares"**), of which capital stock Six Billion Seven Hundred Ninety Seven Million One Hundred Ninety One Thousand Six Hundred Fifty Seven (6,797,191,657) Common Shares are as of the date of this Agreement issued and outstanding (net of Ninety Eight Million Eighty Two Thousand [98,082,000] Common Shares held in treasury).

The preferences, privileges, and voting powers of the Preferred Shares as provided in the Amended Articles of Incorporation of the Issuer are as follows:

1. The Preferred Shares may be issued by the Board of Directors for such amount (not less than par), in such series, and purpose or purposes as shall be determined by the Board of Directors.

2. The Preferred Shares shall be non-convertible, non-voting, cumulative and non-participating.

3. The Preferred Shares may be redeemable at the option of the Issuer at any time, upon payment of their aggregate par or issue value, plus all accrued and unpaid dividends, on such terms as the Board of Directors may determine at the time of issuance. Preferred Shares so redeemed may be reissued by the Issuer upon such terms and conditions as the Board of Directors may determine.

4. The holders of Preferred Shares will have preference over holders of Common Shares in the payment of dividends and in the distribution of corporate assets in the event of dissolution, liquidation or winding up of the Issuer, whether voluntary or involuntary. In such an event, the holders of Preferred Shares shall be paid in full or ratably, insofar as the assets of the Issuer will permit, the par or issue value of each preferred share held by them, as the Board of Directors may determine upon their issuance, plus unpaid cumulated dividends up to the current period, before any assets of the Issuer shall be paid or distributed to the holders of the Common Shares.

5. The holders of Preferred Shares shall be entitled to the payment of current as well as any accrued or unpaid dividends on the Preferred Shares before any dividends can be paid to the holders of Common Shares.

6. The holders of Preferred Shares shall not be entitled to any other or further dividends beyond that specifically payable on the preferred shares.

7. The holders of Preferred Shares shall not be entitled to vote (except in those cases specifically provided by law) or be voted for.

8. The holders of Preferred Shares shall have no pre-emptive rights, options or any other similar rights to subscribe or receive or purchase any or all issues or other disposition of Common or other Preferred shares of the Issuer.

9. The Preferred Shares shall be entitled to receive dividends at a rate or rates to be determined by the Board of Directors upon their issuance.

The Board of Directors shall be authorized to fix, implement, amend and provide such other terms and conditions of the preferred shares as it shall deem fit.

2.3 Except as disclosed in writing to each of the Holders, there are no securities convertible into or exchangeable for additional shares of equity securities of any kind, and except for this Agreement and the Supplements, there are no subscription, option, warrant, conversion or other rights or agreements of any kind obligating the Issuer to issue or sell any shares of any class of equity securities of the Issuer, or any securities convertible into or exchangeable for any such shares, and no authorization therefor has been given. Other than as provided in this Agreement and the Supplements, there are no outstanding contractual or other rights or obligations to, or of the Issuer to repurchase, redeem or otherwise acquire any outstanding shares or other equity interests of the Issuer.

2.4 All issued and outstanding shares of capital stock of the Issuer have been duly and validly issued and are fully paid and non-assessable.

2.5 Upon authorization, issuance, sale and delivery of the Preferred Stock, (i) the Preferred Stock will be duly authorized and validly issued, (ii) each Holder, or its nominee as the case may be, will acquire good and valid title to its Preferred Stock, free and clear of any mortgage, claim, security interest or other encumbrance (other than as provided in this Agreement and the Supplements).

2.6 All corporate authorizations, approvals and other acts legally necessary for the Offer and issuance of the Preferred Stock, and for the Issuer to enter into and comply with its obligations under this Agreement, have been obtained or effected or shall have been obtained or effected on or before each Offer Period.

2.7 All government authorizations, approvals, rulings, registrations and other acts legally necessary for the Offer and payment of the Preferred Stock, for the circulation of the Prospectus and the Offering Circular, if any, as may be amended or supplemented, have been obtained.

2.8 All conditions required under the SRC and the Permit to Sell and those imposed by

the SEC with respect to the applicable Offer have been complied with by the Issuer as of the date and/or time that they are required to be complied with.

2.9 The Registration Statement and the Prospectus, if any are required by applicable law, or the Offering Circular do not violate any statute, or any rule or regulation of any government agency or office and do not contain any untrue or misleading statement of a material fact or omit any material fact necessary or required to be stated therein for purposes of fair disclosure or to prevent any statement therein from becoming misleading. The Offering Circular or the Registration Statement and the Prospectus contain a reasonably complete description of the business, properties and operations of the Issuer, its capitalization, the Preferred Stock, and the terms of the Offer.

2.10 The Offer and the obligations of the Issuer under this Agreement and the Supplements will constitute its legal, valid and binding obligations enforceable in accordance with the terms hereof, and the compliance by the Issuer with its obligations under this Agreement will not conflict with, nor constitute a breach of or default of, the Articles of Incorporation, By-laws or any resolution of the Board of Directors of the Issuer, or any rights of the stockholders of the Issuer, or any contract or other instrument by which the Issuer is bound, or by any law of the Republic of the Philippines or any regulation, judgment, or order of any office, agency or instrumentality thereof applicable to the Issuer.

2.11 Except as the Issuer may have otherwise disclosed in writing to the Holders, on or prior to the date hereof, there are no legal, administrative or arbitration actions, suits or proceedings pending or, to the best of its knowledge, threatened against or affecting the Issuer which, if adversely determined, would have a Material Adverse Effect on the business operations, properties, assets or financial conditions of the Issuer or which enjoin or otherwise adversely affect the execution, delivery or performance of this Agreement, the Offer and the issuance of the Preferred Stock.

2.12 The audited financial statements of the Issuer as of December 31, 2003 (the "**Financial Statements**") are in accordance with the books and records of the Issuer, are complete and correct in all material respects, have been prepared in accordance with generally accepted Philippine accounting principles and practices, and fairly represent the Issuer's financial condition and results of operations as of the date thereof and for the period then ended. Since such date, there has been no material change in the financial condition or results of operations of the Issuer sufficient to impair its ability to perform its obligations under the Preferred Stock according to the terms thereof.

2.13 Except to the extent reflected or adequately reserved against in the Financial Statements or in the explanatory notes thereto, the Issuer has, as of the date thereof, no liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, including but not limited to tax liabilities due or to become due and whether incurred in respect of or measured by any income for any period prior to such date or arising out of transactions entered into or any state of facts existing prior thereto, which will in any case or in the aggregate, have a Material Adverse Effect on the Issuer's ability to discharge its obligations under this Agreement and

the Supplements.

2.14 Except as disclosed in writing to the Holders since the respective dates as of which information is given in an Offering Circular or a Registration Statement and Prospectus, as the case may be, there has been no change in the financial condition, assets and liabilities of the Issuer, other than changes which do not, either in any case or in the aggregate, have a Material Adverse Effect on the Issuer's ability to discharge its obligations under this Agreement and the Supplements.

2.15 Except as otherwise disclosed in writing by the Issuer, no event has occurred and is continuing which constitutes a default by the Issuer under or in respect of any agreement binding upon the Issuer and no event has occurred which, with the giving of notice, lapse of time, or other condition would constitute a default by the Issuer under or in respect of such agreement, which default shall have a Material Adverse Effect on the Issuer's ability to comply with this Agreement and pay the Dividends and Redemption Value which may be due on the Preferred Stock.

2.16 Except as otherwise disclosed in writing by the Issuer, the Issuer has good and marketable title to all its properties, free and clear of liens, encumbrances, restrictions, pledges, mortgages, security interest or charges.

2.17 Except where such non-compliance could not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Issuer's ability to discharge its obligations under this Agreement and pay for amounts due on the Preferred Stock, (i) the Issuer is conducting its business and operations in compliance with the applicable laws and regulations of government authorities; and (ii) the Issuer has filed true, complete and timely tax returns and has paid all taxes due in respect of the ownership of its properties and assets or the conduct of its operations, except to the extent that the payment of such taxes is being contested in good faith and by appropriate proceedings.

2.18 The Issuer and each of its Material Subsidiaries has obtained the necessary concessions, permits, or privileges required for the conduct of its business and operations, and shall have free and continued use and exercise thereof.

2.19 The Issuer and each of its Material Subsidiaries maintains insurance with responsible and reputable insurance companies in such amounts and covering such risks as are prudent and appropriate and as are usually carried by companies engaged in similar business and owning similar properties in the same geographical areas as those in which the Issuer operates.

2.20 The Issuer and each of its Material Subsidiaries maintains the services of a responsible and reputable external auditor.

The above representations and warranties are true and correct as of the date of this Agreement and shall remain true and correct as long as the Preferred Stock or any portion thereof remains outstanding, subject only to any written disclosures made by the Issuer in the relevant Supplements.

K

On the date of execution of each Supplement, the above representations and warranties shall be deemed repeated; provided that (i) any disclosure under Section 2.2 shall be made by the Issuer on of before the date of such Supplement and (ii) the audited financial statements under Section 2.12 shall be in respect of the fiscal year immediately preceding the fiscal year in which the Supplement is executed; provided further, that if the Supplement shall be executed prior to the date that the Issuer is required by law or regulation to complete its audited financial statements for the immediately preceding fiscal year, the most recent audited financial statements shall apply; provided finally, that the representations and warranties modified and repeated on the date of each Supplement shall remain true and correct as long as the Preferred Stock or any portion thereof remains outstanding, subject only to any written disclosures made by the Issuer in the relevant Supplements.

Section 3
THE PREFERRED STOCK

3.1 The Issuer may offer, issue and sell the Preferred Stock in one or more series (each, a "**Series**") with one or more tranches (each, a "**Tranche**") subject to the terms and conditions stated herein. The aggregate number of shares of Preferred Stock which may be issued and delivered by the Issuer under this Agreement shall not exceed Eight Hundred Million (800,000,000).

3.2 For each Series or Tranche of the Preferred Stock issued and sold by the Issuer, the Issuer shall authorize and execute a supplement to this Agreement (each, a "**Supplement**") substantially in the form of **Annex A**, which shall set forth, but shall not be limited to, the following terms:

a. The designation of the Series or Tranche;

b. The number of Preferred Stock subject of the Offer;

c. The Issue Price;

d. Issue Value;

e. The Dividend Rate;

f. The Issue Date;

g. Offer Period;

h. The schedule of Dividend Payment Dates;

i. The Final Redemption Date; and

j. Lead Underwriter, and/or syndicate of Underwriters, as the case may be.

3.3 The obligations of the Issuer consist of: (i) all its obligations at any time under the Preferred Stock pursuant to this Agreement, including the payment of Dividends, the Redemption Value, as well as any and all reasonable expenses to be incurred in enforcing any of the rights, powers and remedies of the Holders under this Agreement, including reasonable compensation to a Holder's agents, attorneys and counsel, and any reasonable expenses or liabilities incurred without negligence or bad faith by the Holders, and (ii) all its obligations under a Supplement or Supplements, as the case may be.

3.4 The Preferred Stock will rank, with respect to dividend rights and with respect to rights on liquidation, distribution of assets upon winding-up and dissolution of the Issuer, as applicable, senior to the Common Stock of the Issuer as provided herein.

3.5 The Holders shall have no pre-emptive rights or other similar rights to subscribe to, receive or purchase any or all issues or other disposition of shares of the capital stock of the Issuer.

Section 4
DIVIDENDS

4.1 The Holders will be entitled to receive on a Dividend Payment Date, when and as declared by the Board of Directors, out of the unrestricted retained earnings of the Issuer, cumulative dividends (the "**Dividends**") based on the applicable Issue Price accruing from the applicable Issue Date and computed in accordance with **Section 4.2.**

4.2 Dividends shall be computed on the basis of 30/360 days. Accordingly, the amount of Dividends to accrue daily in respect of a share of Preferred Stock shall be equivalent to the product of the Issue Price of a Preferred Stock and the Dividend Rate divided by three hundred sixty (360) days (the "**Daily Dividend per Share**"), provided that the amount of Dividends to accrue during each Dividend Period shall be equivalent to the Daily Dividend per Share multiplied by ninety (90) days.

4.3 Dividends on the Preferred Stock shall be cumulative and shall accrue on a daily basis from the Issue Date, whether or not declared and whether or not in any fiscal year there shall be unrestricted retained earnings available for the payment of Dividends in such fiscal year, so that if in any fiscal year or years, Dividends in whole or in part are not paid upon the Preferred Stock, unpaid Dividends shall accumulate as against the holders of the Common Stock. Dividends undeclared or unpaid on each Dividend Payment Date shall compound at the Dividend Rate, in accordance with the following formula:

$$\text{Compounded Dividends Due} = D * (1+R/m)^{mn}$$

where: K

D	=	Dividends due
R	=	Dividend Rate per Tranche or Series
n	=	years
m	=	compounding periods per annum

4.4 The Holder on a record date, as set out in the Paying Agency and Stock Transfer Agency Agreement, with respect to the payment of Dividends shall be entitled to receive Dividends on such share of Preferred Stock on the corresponding Dividend Payment Date [notwithstanding that after such record date, the Issuer redeems such Preferred Stock or defaults in the payment of the Dividends payable with respect to such share of Preferred Stock on such Dividend Payment Date].

4.5 All Dividends which become due and payable will be paid in cash and in same day funds and shall be declared in Philippine Pesos and as set out in the Paying Agency and Stock Transfer Agency Agreement.

4.6 So long as any shares of Preferred Stock are outstanding, in no event shall (i) any dividends whatsoever, whether in cash, stock or otherwise, be paid or declared, or set aside for payment, or other distributions be made, on any shares of Common Stock or series of preferred stock junior to the Preferred Stock of the Issuer either as to dividends or upon liquidation, dissolution or winding up, or (ii) any shares of Common Stock or of any series of preferred stock of the Issuer ranking on liquidation junior to the Preferred Stock be purchased, redeemed, retired or otherwise for valuable consideration by the Issuer unless all accrued Dividends in respect of the Preferred Stock have been paid in full as set forth in **Section 4.1**.

4.7 In the absence of any statutory restriction on the Issuer to declare Dividends, the Issuer shall declare and pay Dividends on the Preferred Stock to the full extent legally possible, in accordance with this Agreement and the Supplements, out of any monies or funds legally available to the Issuer.

4.8 Without prejudice to **Section 5, Section 9, and Section 10** of this Agreement, no other dividends on the Preferred Stock shall be paid beyond that expressly payable herein.

Section 5
LIQUIDATION

5.1 The liquidation value (the "**Liquidation Value**") of each share of Preferred Stock is equal to the Issue Value of such share plus any accrued and unpaid Dividends in respect of such share.

5.2 In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, after satisfaction of the claims of creditors and before the payment or distribution of assets is made on any Common Stock or on any other series of Preferred Shares ranking on liquidation junior to the Preferred Stock, the Holders of

shares of Preferred Stock (not otherwise redeemed in accordance with **Section 9** herein) will be entitled to receive a liquidation preference equal to the Liquidation Value of their shares. If the assets of the Issuer are not sufficient to pay in full the Liquidation Value due to each of the Holders, then the Holders shall share ratably in such distribution of assets in accordance with the amount which would be payable on such distribution if the amounts to which the Holders and other stock of equal rank (if any) are entitled were paid in full. The consolidation or merger of the Issuer with another entity shall not be deemed a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer provided the Issuer is the surviving entity, and shall not give rise to any rights provided in this Section except as specifically provided in this Agreement and the Supplements. After payment of any liquidation preferences, including any accrued and unpaid Dividends to which the Preferred Stock are entitled, the entire remaining assets and funds of the Issuer legally available for distribution, if any, will be distributed among the holders of each other class of capital stock or series of preferred shares of the Issuer entitled to share therein.

Section 6
VOTING

6.1 Except as otherwise required by law and the provisions of **Section 7**, the Holders shall not be entitled to vote on any matter on which the holders of Common Stock of the Issuer are entitled to vote.

6.2 Notwithstanding that the Holders of the Preferred Stock are not entitled to vote in a shareholders meeting of the Issuer, each such Holder shall be entitled to attend any such shareholders meeting, and to receive notices of all such meetings, on substantially the same basis as the holders of Common Stock.

Section 7
COVENANTS

7.1 Without the prior written consent of the Holders of each outstanding share of Preferred Stock, the Issuer shall not:

a. amend the Resolutions of the Board of Directors of the Issuer regarding the terms and conditions of each Series or Tranche of a Series of Preferred Stock; or

b. without prejudice to the ability of the Issuer to issues a Series of Preferred Stock in accordance with the specific commercial terms enumerated in Section 3.1 and Section 3.2, take any action that may amend or modify the rights or interests of the Holders of the Preferred Stock as shareholders in the Issuer, including, without limitation: (x) the creation, offer, sale or distribution of a class or series of shares which will have, or increase the number of shares in an existing class which has, voting rights (other than

voting rights exercisable by the holders of Common Stock), distribution rights, rights of preference as to payment of dividends or other distributions, rights in liquidation, conversion rights, anti-dilution rights or redemption rights which are superior to the rights of the Holders of the Preferred Stock; or (y) the cancellation or reduction of any rights of the Holders of Preferred Stock.

7.2 Dividend Restriction

The Issuer will procure that no Material Subsidiary will permit any restriction on the payment of dividends to, or on the making or repayment of loans to, the Issuer or any other Subsidiary of the Issuer, other than (i) such restrictions arising by operation of law; (ii) such restrictions as are in existence as of the date of this Agreement and disclosed in the Prospectus or Offering Circular; or (iii) in respect of any company which becomes a Material Subsidiary after the date of issue of the Preferred Stock, any restrictions on such company as may be in existence on the date such company becomes a Material Subsidiary (provided such restrictions were not imposed in contemplation of such company becoming a Material Subsidiary); provided that nothing in this paragraph shall prevent a Material Subsidiary from agreeing in a syndicated loan, or an agreement in respect of export credit agency financing or supplier credit, to such a restriction so long as the restriction permits it to distribute at least fifty percent (50%) of its prior year's unrestricted retained earnings in annual dividends.

7.3 Significant Subsidiaries

The Issuer will ensure that Universal Robina Corporation and Robinsons Land Corporation, or any Subsidiary to which is transferred the whole or substantially the whole of either of their respective assets, remains a Subsidiary of the Issuer.

7.4 Accounts

The Issuer agrees that (i) within fourteen (14) days of the same becoming available and in any event within one hundred twenty (120) days (or on such other date as may be allowed by the SEC) after each 31st December (beginning with 31st December 2004), the Issuer will deliver to each Holder and the Paying Agent its annual report and audited Accounts as at the end of and for the financial year ending on such 31st December; (ii) within 14 days of the same becoming available and in any event within 45 days (or on such other date as may be allowed by the SEC) after each 31st March, 30th June and 30th September (beginning with 30th June 2004), the Issuer will deliver to each Holder and the Paying Agent one copy of its unaudited interim Accounts as at the end of the three-month period ending on such dates, provided that if and to the extent that the financial statements are not prepared or adjusted on a basis consistent with that used for the preceding relevant quarterly or annual fiscal period, that fact shall be stated and provided that if the Issuer shall change its financial year so as to end on a date other than 31st December, (i) and (ii) above will be deemed to be amended as necessary; (iii) with each set of unaudited interim Accounts delivered by it under this Agreement, the Issuer will deliver to each Holder

and the Paying Agent the Compliance Certificate; and (iv) with each set of audited annual Accounts delivered by it under this Agreement, the Issuer will deliver to each Holder and the Paying Agent the Compliance Certificate.

7.5 **Financial Covenants**

The Issuer shall procure that:

a. the ratio of Consolidated Current Assets to Consolidated Current Liabilities is not at any time less than 1:1; and

b. the ratio of Consolidated Total Borrowings to Consolidated Stockholders' Equity does not at any time exceed 1.5:1.

7.6 **Books of Account**

The Issuer shall keep, and will procure that each of its Principal Subsidiaries keeps, proper books of account.

7.7 **Certificate of Directors**

The Issuer shall send to each of the Holders, within fourteen days from the date that its annual audited financial statements are made available to its stockholders, and also within 14 days from the date of any request by any Holder a certificate of the Issuer signed by any two of its Directors that, having made all reasonable enquiries, to the best of the knowledge, information and belief of the Issuer, as at a date (the "**Certification Date**") not more than five days before the date of the certificate no Trigger Event or other breach of this Agreement had occurred since the Certification Date of the last such certificate or (if none) the date of this Agreement or, if such an event had occurred, giving details of it.

7.8 **Further Acts**

The Issuer shall, so far as permitted by applicable law, do such further things as may be necessary in the opinion of the Holders to give effect to this Agreement.

7.9 **Notice of Non-payment**

The Issuer shall immediately give notice to the Holders of any non-payment of any sum due in respect of the Preferred Shares.

7.10 **Change in Agents**

The Issuer shall give at least fourteen days' prior notice to the Holders of any future appointment, resignation or removal of a Paying Agent or of any change by a Paying Agent of its specified office and not make any such appointment or removal without the prior written consent of Holders of the Preferred Stock holding, at the relevant time, more than fifty percent of the aggregate Issue Value per Series of the

outstanding shares of Preferred Stock (the "Majority Holders").

7.11 **Material Subsidiaries**

The Issuer shall give to the Holders at the same time as sending the certificate referred to in **Section 7.8** or within 14 days of a request by any Holder, a certificate by the Auditors listing those Subsidiaries of the Issuer which as at the last day of the last financial year of the Issuer or as at the date specified in such request were Material Subsidiaries.

7.12 **Documentary Stamp Taxes**

The Issuer shall promptly pay any and all documentary, stamp or similar taxes and fees levied in the Philippines in connection with (i) the execution and delivery of this Agreement, (ii) the issuance and the original delivery of the Preferred Stock to the Holders; (iii) the execution and delivery of each Supplement; and (iv) the filing of any Registration Statement, notice of exemption or confirmation of exemption, as applicable, with the SEC.

Section 8
TRIGGER EVENTS

8.1 **Trigger Events**

The following events shall constitute a trigger event ("**Trigger Event**"):

a. **Dividend Default**

The Issuer fails to declare or pay Dividends (**the "Dividend Default"**) on a Dividend Payment Date notwithstanding the absence of any statutory restrictions on the Issuer, and the Dividends due on such Dividend Payment Date remain unpaid for a period of fourteen (14) days thereafter.

b. **Payment Default**

The Issuer fails to pay the Redemption Value (the "**Payment Default**") on the applicable Final Redemption Date and such failure shall continue for seven (7) days.

c. **Breach of Other Obligations**

A default is made by the Issuer in the performance or observance of any covenant, condition or provision under or in respect of this Agreement or the Preferred Stock (other than a default referred to in paragraphs a and b above) and on its part to be performed or observed which default is not capable of remedy or, if in the opinion of the Holder is capable of remedy,

continues for the period of thirty (30) days next following the service on the Issuer by any Holder of notice requiring such default to be remedied.

d. **Cross Default**

Any other present or future Debt having a principal amount exceeding US$10,000,000 (or its equivalent in any other currency) of the Issuer or any Principal Subsidiary becomes due and payable prior to its stated maturity by reason of an event of default (however called) or any such Debt is not paid when due or, as the case may be, within any applicable grace period or the Issuer or any Principal Subsidiary fails to pay when due any amount payable by it under any present or future guarantee of Debt of others having a principal amount exceeding US$10,000,000 (or its equivalent in any other currency).

e. **Enforcement Proceedings**

A distress, execution, attachment order or seizure before judgement is levied or enforced upon or sued out against a part of the property of the Issuer or a Material Subsidiary which (1) has a fair market value in excess of ten per cent (10%) of the Issuer's consolidated tangible net worth (determined by reference to the Issuer's most recent audited financial statements), and (2) is not discharged within sixty days thereof.

f. **Appointment of Receiver or Trustee**

A receiver or trustee or similar authority is appointed over all or a material part of the assets of the Issuer or any Material Subsidiary pursuant to the powers of the Philippines Securities and Exchange Commission under P.D. 902-A (or any provision of Philippine law of comparable effect), as amended, and such appointment is not rescinded or enjoined within sixty days thereafter, provided that during such period, the Issuer, or such Material Subsidiary, as applicable, is contesting such appointment in good faith.

g. **Insolvency**

(1) The Issuer or any Material Subsidiary shall initiate or consent to proceedings relating to itself under applicable bankruptcy, reorganisation, corporate rehabilitation or insolvency law or laws of similar or comparable effect, make a general assignment for the benefit of its creditors or generally become unable to pay its debts as they become due, or (2) proceedings shall have been initiated against the Issuer, or any Material Subsidiary under any applicable bankruptcy, reorganisation, corporate rehabilitation or insolvency law and such proceedings shall not have been discharged or stayed within a period of sixty (60) days.

h. **Winding up**

(1) An order of a court of competent jurisdiction is made (which is not discharged or enjoined within sixty days) or a resolution is passed that the Issuer be wound up or dissolved or the Issuer disposes of all or substantially all of its assets, otherwise, in any such case, than for the purposes of, or pursuant to, and followed by a consolidation, amalgamation, merger or reconstruction, the terms of which shall have been previously approved in writing by the Holders or (2) an order of a court of competent jurisdiction is made (which is not discharged or enjoined within sixty days) or a resolution is passed for the winding-up or dissolution of any Material Subsidiary or a Material Subsidiary disposes of all or substantially all of its assets, except (A) for the purpose of, or pursuant to, and followed by a consolidation or amalgamation with or merger into the Issuer or any other Subsidiary thereof, (B) for the purposes of, or pursuant to, and followed by a consolidation, amalgamation, merger or reconstruction (other than described in (A) above) the terms of which shall have previously been approved in writing by the Holders by way of a voluntary winding up or dissolution where there are surplus assets in such Material Subsidiary and such surplus assets attributed to the Issuer and/or any other Subsidiary are distributed to the Issuer and/or any such other Subsidiary, (D) in the case of a disposal of all or substantially all of a Material Subsidiary's assets, where those assets are vested in the Issuer or another Subsidiary, or (E) in the case of a disposal of all or substantially all of the Material Subsidiary's assets, where those assets are disposed of in the ordinary course of business for a consideration equal to at least ninety per cent (90%) of the fair market value of the assets (as determined in good faith by the Issuer's Board of Directors).

8.2 Notice of Trigger Events

(a) The Issuer shall notify each of the Holders in writing within one (1) Business Day on becoming aware of the occurrence of any Trigger Event (the "**Trigger Event Notice**"). The Issuer shall publish such Trigger Event Notice in a newspaper of general circulation in Metro Manila for two (2) consecutive days, which publication shall indicate that the Holders or their duly authorized representatives may obtain any information relating to such occurrence of a Trigger Event at the principal office of the Issuer upon the Holder's presentation of sufficient and acceptable identification.

(b) Without prejudice to Section 8.2(a), upon becoming aware of the occurrence of any Trigger Event, any Holder may give to the Issuer written notice of such Trigger Event (a "**Holder Trigger Notice**") and upon receipt by the Issuer of the Holder Trigger Event Notice, the Issuer shall give the Trigger Event Notice in respect of such Trigger Event, if the same had not been given earlier.

8.3 **Waiver of Trigger by the Holders**

Any past Trigger Event or any event which, with the giving of notice or the lapse of time or both, will constitute a Trigger Event, except a Dividend Default or a Payment Default, each of which shall be understood to be a non-waivable Trigger Event, and any of the consequences thereof may be waived in writing by the Majority Holders. Any such waiver shall be conclusive and binding upon any and all Holders of such Series, provided it is obtained prior to the exercise by any Holder of its Early Redemption rights under **Section 9.1**. If the waiver is obtained after an exercise by any Holder of its Early Redemption rights, such waiver is binding only on the Holders that gave the same.

It is further agreed that for purposes of determining the Majority Holders, Preferred Stock held by affiliates of the Issuer shall be excluded. Affiliates shall refer to any person who (a) controls, is controlled by, or is under common control with the Issuer, (b) has officers or directors who are also officers or directors of the Issuer, (c) directly or indirectly controls more than 20% of the equity interest in the Issuer, or (d) has more than 20% of its equity interest owned by the Issuer.

SECTION 9
REDEMPTION OF THE PREFERRED STOCK AND PAYMENT

9.1 **Early Redemption**

If any one or more of the Trigger Events shall have occurred, provided no waiver of such Trigger Event has been obtained, each Holder, by prior notice in writing delivered to the Issuer (the "**Early Redemption Notice**"), has the right to require the Issuer to purchase all the Preferred Stock held by such Holder for redemption (the "**Early Redemption**"), and upon such notice, the Issuer shall have the obligation to purchase such Preferred Stock at the applicable Redemption Value on or before the thirtieth day from receipt of the Early Redemption Notice (the "**Early Redemption Date**"). Within two (2) Business Days immediately following the date of the Early Redemption Notice, the Issuer shall advise all Holders of record of the Preferred Stock of (i) the exercise of the Early Redemption option and (ii) the Early Redemption Date.

9.2 **Redemption due to Change in Circumstance**

In the event there are (i) new laws or regulations or any amendments, modifications or changes in the interpretation by government or any taxing authority of any provision of law applicable as of Issue Date, which new laws, regulations, amendments, modifications or changes in interpretation would require Issuer to make any incremental deduction or withholding on any sum payable to the Holders of Preferred Stock, or Series thereof, or which will impose or subject such Holders to a Tax on the Dividends or the Redemption Value (other than what is required under laws applicable as of Issue Date) and the Issuer shall be liable to pay said Taxes, or (ii) any new laws or regulations or any amendments, modifications or

changes in the interpretation by government or any taxing authority of any provision of law applicable as of Issue Date, which new laws, regulations, amendments, modifications or changes in interpretation prohibit the Issuer from complying with its obligations in relation to the Preferred Stock or render Issuer's obligations under this Agreement and under the Preferred Stock illegal, the Issuer shall have the option to redeem, subject to the payment of the applicable Redemption Value, all but not less than all of the Preferred Stock or relevant Series thereof (the "**Change in Circumstance Redemption**"), by giving prior written notice (the "**Change in Circumstance Notice**") of such redemption due to a change in circumstance to all Holders of record of the relevant Series of Preferred Stock at least seven (7) Business Days prior to the date of redemption (the "**Change in Circumstance Redemption Date**").

9.3 **Final Redemption**

a. On the Final Redemption Date, the Issuer shall redeem all outstanding Preferred Stock by paying in cash and in same day funds the applicable Redemption Value to all Holders of the Preferred Stock as of Final Redemption Date.

b. On Final Redemption Date, provided that (i) all funds necessary for redemption of the Preferred Stock shall have been set aside by the Issuer and made available to the Paying Agent, separate and apart from its other funds so as to be and continue to be available therefor and (ii) payment of such funds to redeem the Preferred Stock is permitted by Law, notwithstanding that any certificate for shares of Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares represented thereby shall not be deemed to be outstanding after such Redemption Date and the right to receive Dividends thereon shall cease to accrue from and after the Redemption Date and all rights with respect to such shares of Preferred Stock so called for redemption shall forthwith on such redemption cease and terminate except only the right of the Holders to receive the Redemption Value of such Preferred Stock so to be redeemed but without interest thereon.

9.4 **Payment**

a. On each Payment Date, the Redemption Value or Dividend, as the case may be, shall be paid at the office of the Paying Agent or such other office or offices as the Issuer may designate.

b. Payment of the Dividends or the Redemption Value, as the case may be, will be made upon presentation by the Holder or the Holder's representative of proof satisfactory to the Paying Agent (such as but not limited to acceptable identification of the Holder) that such person claiming the Dividend or Redemption Value is a Holder or an authorized representative of the Holder.

c. Payment of the Redemption Value or the Dividends, as the case may be, on

each Payment Date shall be in accordance with the terms of the Paying Agency and Stock Transfer Agency Agreement.

9.5 **Taxes**

a. Without prejudice to the Issuer's option to redeem the Preferred Stock under a Change in Circumstance Redemption, all amounts payable to a Holder under this Agreement (including Dividends, the Redemption Value, Penalty Interest, or the Break Funding Cost, if applicable) shall be made free and clear of any deductions or withholding for or on account of any Taxes, including interest and penalties thereon. If such Taxes are imposed, the same shall be for the account of the Issuer. Provided, however, that the Issuer shall not be liable for:

(i) the applicable final withholding tax imposed on dividends earned on the Preferred Stock under the National Internal Revenue Code of 1997, as amended and its implementing rules and regulations (the "**Tax Code**");

(ii) gross receipts tax under the Tax Code; and

(iii) taxes on the overall income of any securities dealer or Holder, whether or not subject to withholding.

b. Except for the capital gains tax that may be due as a result of the payment of the Redemption Value at any Redemption Date, which shall be for the account of the Issuer, any capital gains tax due as a result of a sale or transfer of the Preferred Stock shall be borne by the Holder thereof.

9.6 The Issuer has the option to cancel or to reissue the Preferred Stock redeemed pursuant to this Section 9; provided, that such reissuance of the redeemed Preferred Stock shall be under such terms and conditions as the Board of Directors may approve and subject to the terms, conditions and limitation of this Agreement (including without limitation **Section 7.1**).

SECTION 10
PENALTIES

10.1 **Penalty Interest**

(a) In case the Issuer fails (i) to declare or pay Dividends on a Dividend Payment Date notwithstanding the absence of any statutory restriction thereon, or (ii) to pay the Redemption Value on the applicable Redemption Date, the Issuer shall pay, in addition to the payment of the Dividends due or the Redemption Value, as the case may be, to the Holder entitled to the Dividend or the Redemption Value, a penalty interest thereon at the rate of twelve percent (12.0%) per annum (the "**Penalty Interest**"). Such Penalty

Interest shall accrue from the relevant Dividend Payment Date or Redemption Date, as the case may be, until the same is fully paid. .

(b) In the event a Holder exercises its right to an Early Redemption due to a Dividend Default on such Holder's Preferred Stock, Penalty Interest shall accrue on the applicable Redemption Value from the relevant Dividend Payment Date on which the Issuer failed to pay the Dividend, until the Redemption Value payable to the Holder under the Early Redemption is fully paid.

10.2 In the event a Holder exercises an Early Redemption due to a Trigger Event other than a Dividend Default or a Payment Default, Penalty Interest on the Redemption Value payable under the Early Redemption shall accrue from the date of receipt by the Issuer of the Early Redemption Notice.

SECTION 11
THE SINKING FUND

11.1 As required by and in accordance with applicable law, the Issuer shall establish a sinking fund (the "**Sinking Fund**") for each Series or Tranche of Preferred Stock, and for the sole purpose of providing funds to pay the Redemption Value, with the trust department of a bank in Metro Manila (a "**Trustee Bank**"), not later than thirty (30) Business Days after the Issue Date of such Series or Tranche of Preferred Stock. The Issuer shall initially deposit into the Sinking Fund an amount equivalent to one-half of one percent (0.5%) of the aggregate Issue Value of the Preferred Stock per Series or Tranche. Thereafter, the Issuer shall gradually deposit cash into the Sinking Fund in accordance with this **Section 11** for the purpose of paying the applicable Redemption Value, such that on Final Redemption Date, the value of the Sinking Fund is equivalent to such applicable Redemption Value.

11.2 No earlier than three hundred sixty (360) days prior to the applicable Final Redemption Date, the Issuer shall gradually deposit cash into the Sinking Fund. The Sinking Fund shall be subject to review every thirty (30) days thereafter and the Issuer shall infuse additional funds after such review, provided that on Final Redemption Date, the value of the Sinking Fund is equivalent to the aggregate Redemption Value payable on Final Redemption Date.

11.3 The creation and management of the Sinking Fund shall be in accordance with terms and conditions mutually agreed upon by the Issuer and the Trustee Bank, and shall be subject to applicable laws and to the terms of this Agreement. The Sinking Fund shall not be invested in risky or speculative ventures.

Section 12
MISCELLANEOUS

12.1 This Agreement shall be binding on and inure solely to the benefit of the Holders and the Issuer, their respective successors and assigns and no other person shall acquire or have any right under this Agreement except the Holders who shall be held to be successors and assigns by reason of being the holders in due course of the outstanding Preferred Stock.

12.2 Any notice, request or instrument in writing authorized or required by this Agreement to be given to a Holder hereto shall be sufficiently given if delivered by registered mail to the Holder's address set forth in the records of the Stock Transfer Agent.

12.3 Any notice, request or instrument in writing authorized or required by this Agreement to be given to the Issuer shall be sufficiently given if delivered to the following:

To the Issuer:	JG Summit Holdings, Inc.
Attention:	Mr. James Go Chairman and Chief Executive Officer
Telefax::	(632) 636-2922
Address:	43/F Robinsons Equitable Tower, ADB Avenue corner. P. Poveda Road, Ortigas Complex, Pasig City

12.4 If any one or more of the provisions contained in this Agreement shall be invalid, illegal, unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired.

12.5 All remedies conferred by this Agreement to the Holders shall be cumulative and not exclusive and shall not be so construed as to deprive the Holders of any legal remedy by judicial or extra judicial proceedings appropriate to enforce the conditions and covenants of this Agreement. No delay or omission by the Holders to exercise any right or power arising from or on account of any default hereunder shall impair any such right or power, or shall be construed to be a waiver of any such default or an acquiescence thereto; and every power and remedy given by this Agreement to the Holders may be exercised from time to time and as often as may be necessary or expedient.

12.6 Any legal action or proceeding arising out of or connection with this Agreement shall be brought in the proper courts of Makati City, Philippines.

12.7 In the event of conflict or inconsistency between any of the provisions of this Agreement, and the the Paying Agency Agreement, or any agreement with a Trustee bank in respect of a Sinking Fund, the terms of this Agreement shall prevail.

12.8 This Agreement shall be governed by and construed in accordance with the laws of the Philippines.

EXECUTION PAGE FOLLOWS

IN WITNESS WHEREOF, the Issuer has caused this Agreement to be signed by its representative as of the date and at the place first above written.

JG SUMMIT HOLDINGS, INC.
Issuer

JAMES L. GO

ANNEX A

PREFERRED STOCK
SUPPLEMENTAL TERMS AGREEMENT

This Preferred Stock Supplemental Terms Agreement (the "**Agreement** ") is entered into this • 2004 in • City by and between:

> JG SUMMIT HOLDINGS, INC., a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal office at 43/F Robinsons Equitable Tower, ADB Avenue corner. P. Poveda Road, Ortigas Complex, Pasig City, represented herein by its Chairman and Chief Executive Officer, JAMES L. GO (the "**Issuer**");
>
> and
>
> •, a private financial institution duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal office at • represented herein by its •, • (the "**Lead Underwriter**");

W I T N E S S E T H: That –

WHEREAS, the Issuer is a corporation organized as a holding company having subsidiaries in the Philippines;

WHEREAS, on 27 July 2004 Issuer executed a Preferred Stock Terms Agreement (the "Terms Agreement") for the benefit of holders of Preferred Stock of the Issuer, governing the terms and conditions of the Preferred Stock, the rights of the Holders, and the obligations of the Issuer thereunder;

WHEREAS, under Section 3.1 of the Terms Agreement, the Issuer may offer, issue and sell the Preferred Stock in one or more Series with one or more Tranches subject to the terms and conditions stated in the Terms Agreement and a supplement to the Terms Agreement setting forth certain terms of such Series or Tranche of a Series of Preferred Stock;

WHEREAS, the Issuer intends to offer Tranche • of Series • of the Preferred Shares (the "Offered Preferred Stock") by • and pursuant to Section 3.1, wishes to execute this supplement to the Terms Agreement (the "Supplement") for the benefit of the Holders of the Offered Preferred Stock;

NOW, THEREFORE, for and in consideration of the foregoing premises, the parties herein have agreed as follows:

SECTION 1
TERMS AND CONDITIONS

The issuance of Series • Tranche • of the Preferred Shares shall be subject to the following terms and conditions:

Issue Date	: •
Issue Price	: •
Issue Value	: •
Number of Preferred Stock to be Offered	: •
Offer Period	: •
Dividend Rate	: •
Schedule of Dividend Payment Dates	: •
Final Redemption Date	: •
Lead Underwriter	: •
Syndicate of Underwriters	: •

All other terms and conditions not inconsistent with the foregoing, and as set forth in the Terms Agreement and the Offering Circular are deemed incorporated, and shall form an integral part of this Agreement. In the event of any conflict or inconsistency between the terms of this Agreement, and the Terms Agreement, the terms of this Agreement shall prevail. Unless otherwise defined herein, all terms shall have the meaning ascribed to them in the Terms Agreement and the Receiving Bank Agreement.

SECTION 2
REPRESENTATIONS AND WARRANTIES OF THE ISSUER

The Issuer hereby represents and warrants to the Holders as follows:

2.1 The Issuer has an authorized capital stock of Fourteen Billion Eight Hundred Fifty Million Eight Hundred Thousand Pesos (P14,850,800,000) divided into Twelve Billion Eight Hundred Fifty Million Eight Hundred Thousand (12,850,800,000) common shares with a par value of One Peso (Php 1.00) per share ("**Common Shares**") and Two Billion (2,000,000,000) preferred shares with par value of One Peso (Php 1.00) per share ("**Preferred Shares**"), of which capital stock Six Billion Seven Hundred Ninety Seven Million One Hundred Ninety One Thousand Six Hundred Fifty Seven (6,797,191,657) Common Shares are as of the date of this Agreement issued and outstanding (net of Ninety Eight Million Eighty Two Thousand [98,082,000] Common Shares held in treasury).

2.2 The audited financial statements of the Issuer as of 31 December 2003 (the "**Financial Statements**") are in accordance with the books and records of the Issuer, are complete and correct in all material respects, have been prepared in accordance with generally accepted Philippine accounting principles and practices, and fairly represent the Issuer's financial condition and results of operations as of the date thereof and for the period then ended. Since such date, there has been no material change in the financial condition or results of operations of the Issuer sufficient to impair its ability to perform its obligations under the Preferred Stock according to the terms thereof.

2.3 The above representations and warranties are true and correct as of the date of this Agreement and shall remain true and correct as long as the Preferred Stock or any portion thereof remains outstanding, subject only to any written disclosures made by the Issuer in the relevant Supplements.

2.4 All other representations and warranties not inconsistent with the foregoing, and as set forth in the Terms Agreement and the Offering Circular are deemed incorporated, and shall form an integral part of this Agreement. In the event of any conflict or inconsistency between the terms of this Agreement, and the Terms Agreement, the terms of this Agreement shall prevail.

SECTION 3
MODIFICATION

The parties may, in writing, modify, alter, delete from, or add to this Agreement in such manner and to such extent as the parties may consider expedient, necessary or desirable.

SECTION 4

NOTICES

All notices delivered hereunder shall be in writing and shall be communicated to the following addresses:

If to the Issuer	**JG SUMMIT HOLDINGS, INC.** 43/F Robinsons Equitable Tower, ADB Avenue corner. P. Poveda Road, Ortigas Complex, Pasig City Attention: The President Facsimile No.: (632) 636-2922
If to the Lead Underwriter	• • Attention: • Facsimile No.: •

Any such notice shall be served either personally, by registered mail or telephone facsimile.

SECTION 5
VENUE AND GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the Philippines. Any legal action or proceeding arising out of, or connection with, this Agreement shall be brought exclusively in the proper courts of Makati City, each of the parties expressly waiving any other venue.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers on the date first above written.

Issuer
JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and Chief Executive Officer

Lead Underwriter

By:

SIGNED IN THE PRESENCE OF:

______________________________ ______________________________

ACKNOWLEDGMENT

REPUBLIC OF THE PHILIPPINES)
CITY OF MAKATI) S.S.

BEFORE ME, a Notary Public for and in the City of Makati, Philippines on this ________________________, personally appeared the following with their respective Community Tax Certificates, to wit:

Name	Community Tax Cert. No.	Date/Place of Issue

known to me and to me known to be the same persons who executed the foregoing instrument and who acknowledged to me that the same is their free will and voluntary act and deed that of the corporations they respectively represent.

WITNESS MY HAND AND NOTARIAL SEAL on the date and place first above written.

Doc. No. ________;
Page No. ________;
Book No. ________;
Series of 2004.

atty. byn

COVER SHEET

10 copies

1 8 4 0 4 4

SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos
(Contact Person)

633-7631
(Company Telephone Number)

1 2 | 3 1
Month *Day*
(Fiscal Year)

17Q
(Form Type)

Month *Day*
(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SEC Number 184044
File Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

(Company's Address)

633-7631

(Telephone Number)

December 31, 2003

(Year Ending)
(month & day)

SEC Form 17-Q

Form Type

Amendment Designation (If applicable)

For the Quarter Ended June 30, 2004

Year Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

OSCAR L. GOMEZ

2004 AUG 12 AM 11:22

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **June 30, 2004**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: ______ (SEC Use Only)

7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

2004 AUG 12 AM 9 46

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

__Results of Operations__

Six Months Ended June 30, 2004 vs. June 30, 2003

JG Summit Holdings, Inc. posted a net income of ₱1.38 billion for the first half of the year ended June 30, 2004, down by 20.2% from the net income of ₱1.72 billion for the same period last year. Excluding nonrecurring gain amounting to ₱65.5 million in 2004 and ₱578.5 million in 2003, first half profits would have increased by 14.5% to ₱1.31 billion as against last year's ₱1.14 billion. Our core businesses, food and property sectors, continue to provide the Company with improved net profits. The airline business picked up considerably during the period due to the increased market share in its domestic routes resulting to net income in the first half of the year compared to net loss for the same period last year. Our petrochemical business continues to narrow its losses. Despite the strong showing of these business units, however, the Company's bottom line was greatly affected by the losses incurred in the telecommunications business, particularly in its wireless business and increasing interest rates, which reduced the earnings of our financial services business unit.

Consolidated revenues amounted to ₱29.85 billion for the first half of the year ended June 30, 2004, up by 13.2% from last year's ₱26.38 billion. Revenues of most business units improved, particularly the notable increase in revenues of the telecommunication and airline businesses with growth of 12.0% and 36.8%, respectively. Foods and real estate businesses reported a stable revenue growth as well as the enhanced performance of petrochemical and textiles businesses during the period.

Gross profit for the first half of the year ended June 30, 2004 amounted to ₱9.84 billion from last year's ₱7.89 billion, up by 24.7%. Operating expenses grew 14.6% to ₱7.50 billion from last year's ₱6.54 billion, mainly attributable to the telecommunication business for its wireless segment operations and foods business for its expanding regional operations.

Interest expense substantially increased by 23.6% to ₱2.91 billion from last year's ₱2.36 billion due to additional borrowings made during the period and the effects of the depreciation of the value of peso against US dollar.

As a result, net operating income went up by 39.8% to ₱1.55 billion from last year's ₱1.11 billion.

Other income (charges) account consists of, among others, amortization of goodwill, foreign exchange loss and provision for probable losses, net of recovery in value of temporary investments. For the six months ended June 30, 2004, other charges amounted to ₱4.5 million as against last year's other income of ₱562.6 million.

<u>FOODS</u>

Universal Robina Corporation (URC) posted consolidated net sales and services of ₱13.4 billion for the six months ended March 31, 2004, an increase of 15.6% over the same period of last year despite the depressed economic condition prevailing in the region and highly competitive environment. Revenue growth was lead by the strong performance of its core business, Branded Consumer Foods (BCF) business, particularly its expanding international operations in Southeast Asia, and the notable increase in sales of its Agro-industrial and commodity foods businesses. URC's gross margin improved by 10.4% compared to the same period of last year to ₱3.6 billion. Moreover, income from operations went up by 4.5% to ₱1.4 billion notwithstanding higher operating expenses. Operating expenses increased by 14.4% compared to the same period of last year to ₱ 2.2 billion as a result of expanding regional operations and sustained marketing activities. Net income for the first semester of fiscal year 2004 was up by ₱75.2 million, 7.8% better compared to the same period of last year.

The Branded Consumer Foods (BCF) business unit, including the packaging division, posted sales and services value growth of 10.3% to ₱9.9 billion compared to the same period of last year. This was attributed to URC International revenue growth of 31.4% and the continued strength of the Company's products in core categories such as snacks, candy, chocolate, noodle and biscuit segments complemented by strong exports. URC International revenue accounts for 21% of the total revenues of URC, up from 19% in 2003 fiscal year.

The Company's Agro-industrial business unit recorded net sales of ₱1.9 billion, up by 29.4% from the same period of last year. The increase in net sales resulted from higher prices and volume sold by the feeds and farms businesses.

URC's Commodity Foods business unit garnered net sales and services of ₱1.6 billion, higher by 39.2% compared to the same period of previous year of ₱1.2 billion.

Costs of sales and services increased by 17.6% to ₱9.8 billion for the six months ended March 31, 2004 from ₱8.4 billion for the same period of last year. The increase was primarily due to higher sales volume and costs of major raw materials particularly for flour and feeds products and in the manufacture of BOPP films by the packaging division.

Other charges–net was ₱180.7 million for the six months ended March 31, 2004 compared to ₱218.7 million for the same period of last year. The gain on appreciation in value of temporary investments of ₱244.0 million reduces the other charges-net in 2004.

Provision for income tax was higher this year due to higher taxable income.

Minority interest in net loss of subsidiaries went up by ₱16.9 million, or 69.3%, to (₱41.3) million for the six months ended March 31, 2004 from (₱24.4) million for the six months ended March 31, 2003 due to higher net loss incurred by subsidiaries.

The Company's revenues and operating income are expected to improve further for the second half of the fiscal year as it continues to improve and expand its regional operations and domestically firm up its leadership in its core categories, consistently build strong brands, continuously improve product quality and better its cost competitiveness by streamlining plant operations and increasing efficiencies.

PROPERTY

RLC recorded gross revenues of ₱1.12 billion for the second quarter of fiscal year 2004, bringing up first half revenues to ₱2.12 billion, up by 9% from last year's ₱1.94 billion. The Company was able to achieve a 39% growth in Income from Operations, from last year's ₱589.5 million to ₱818.2 million this year. EBITDA amounting to P1.3 billion this year shows 24% increase from last year's balance of ₱1.0 billion. Net income for the first half of fiscal year 2004 stood at ₱577.6 million, up by 40% from last year's ₱411.7 million.

The largest revenue contributor remains to be the Commercial Centers Division, contributing 63% of the Company's gross revenues. Rental revenues from Commercial Centers amounted to ₱1,326 million as against last year's ₱1,154 million. The 15% increase is due to additional malls, which opened after the first quarter of FY 2003 such as, Robinsons Place - Sta. Rosa, Big R Supercenter in Cagayan De Oro and Robinsons Place - Damariñas. Moreover, with the recent addition of two more malls during the first quarter of FY 2004, the Robinsons Place – Lipa and Big R Supercenter in Cainta, revenue contribution of the Commercial Centers Division is expected to increase further. The Division's EBIT, EBITDA and Net Income before Income Tax has shown a positive variance of 34%, 23% and 34%, respectively from last year's figures mainly due to higher revenues, plus the fact that its common utility charges went down.

RLC's High Rise Buildings Division registered a 44% growth in realized revenues from ₱257.2 million last year to ₱371.5 million this year. This is mainly due to recognition of realized revenues from Bloomfields, a residential development in Novaliches, Quezon City. The Division also continues to enjoy recurring lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center), all of which have become the choice corporate addresses of reputable multinational and domestic companies. Rental income from these three properties increased by 55% from ₱58.7 million to ₱91 million over the same period. High Rise Buildings Division presented a material increase in its EBIT, EBITDA and Net Income before Income Taxes of 115%, 68% and 118%, respectively compared to that of last year's because of recognition of realized gross profit from Bloomfields, project.

The Hotel Division, a major contributor to the Company's recurring revenues, registered gross revenues of ₱232.1 million for the first half of FY 2004 as against ₱360.8 million last year. The decrease in revenue is brought about by the closure of Manila Midtown Hotel last May 2003. Despite the industry slump, the Company's two remaining hotels and apartelle continue to register satisfactory occupancy rates. The six-month average occupancy rates of Holiday-Inn Galleria Manila and Cebu Midtown Hotel both stood at 78%, while Robinsons Apartelle in Mandaluyong stood at 32%. The Hotel's EBIT, EBITDA and Net Income before Income Tax presented the same trend as its revenues showing a material decrease of 241%, 38% and 316%, respectively due to the closure of Manila Midtown Hotel.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported realized revenues amounting to ₱99.1 million, as against last year's ₱113.8 million. The decrease in revenue can be attributed to lower project completion. However, the Division's EBIT, EBITDA and Net Income Before Income Tax has shown a slight increase of 13%, 12% and 10%, respectively from last year's figures, despite the decrease in its revenues because of the higher income from its in-house financing.

Real Estate cost increased slightly by 13% from ₱622.2 million last year to ₱701.2 million mainly due to higher revenue realized by High-Rise Division this year; while hotel operations registered a 33% decrease compared to last year's due to the closure of Manila Midtown Hotel. General and Administrative expense increased by 16% mainly due to additional malls. There was a complete turnaround on the Other Income of the Company, last year there was Other Charges-net balance of P10.3 million, while this year's balance shows Other Income-net balance of ₱61.2 million. This was brought about by the material drop in common utility charges.

TELECOMMUNICATIONS

DIGITEL's consolidated net revenues rose to ₱3,494.7 million for the six months ended June 30, 2004, an 11.9% increase from ₱3,121.7 million for the six months ended June 30, 2003.

The increase in consolidated net revenues was attributable to the ₱675.8 million revenue by the wireless segment of the Company's business in 2004 as compared to the ₱466.2 million contribution in 2003 since its launching on March 29, 2003. Further, this was boosted by the strong growth in international toll revenues by ₱209.0 million or 22.3% due to higher inbound rates coupled with higher inbound traffic.

Wireline data communication services increased slightly to ₱184.0 million , 2004 from ₱182.4 million for the same period in 2003.

Consolidated costs and expenses amounted to ₱3,596.0 million for the six months ended June 30, 2004, or an 11.9% increase from ₱3,212.7 million for the six months ended June 30, 2003. The increase was attributable mainly to higher operating expenses of its wireless business such as rental, advertising and commission expenses by ₱402.9 million.

Depreciation and amortization decreased by ₱53.6 million or 4.3% in 2004. The lesser depreciation expense in 2004 was primarily attributable to fully depreciated assets by the end of 2003.

As a result of the foregoing, DIGITEL incurred a consolidated operating loss of ₱101.1 million, 2004 compared to ₱91.0 million for the same period in 2003.

Consolidated other charges – net (principally interest expense, net of interest income) amounted to ₱652.7 million for the six months ended June 30, 2004. This posted a 6.4% increase from ₱613.3 million for the six months ended June 30, 2003. As a result, consolidated pre-tax accounting loss amounted to ₱753.8 million for the six months ended June 30, 2004 compared to ₱704.3 million for the six months ended June 30, 2003.

DIGITEL registered a consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) of ₱1,083.9 million despite a consolidated net loss of ₱693.4 million for the six months ended June 30, 2004. For the six months ended June 30, 2003, consolidated EBITDA was ₱1,147.7 million while consolidated net loss was P478.6 million.

Management assessed the Company's performance based on the following key performance indicators:

- Revenue growth (Revenues increased by 11.9% for the six months ended June 30, 2004 as compared to same period in 2003.)
- EBITDA margin (31.0% for the six months ended June 30, 2004 as compared to 36.7% for the six months ended June 30, 2003.)
- EBIT margin [(0.3%) for the six months ended June 30, 2004 and for the same period in 2003.]
- Cash flow provided by operating activities (₱527.7 million for the six months ended June 30, 2004 from ₱1,602.4 million for the same period in 2003.)
- Debt* to equity ratio (2.3 as of June 30, 2004 as compared to 2.0 as of December 31, 2003.)

**Debt excludes trade payables, deferred tax liabilities and due to affiliates.*

TEXTILES

Litton Mills, Inc.'s revenue went up by 24% from last year's ₱979.5 million to this year's ₱1.21 billion, due to higher sales volume of woven category by 34%, bulk of which came from its denim product category which contributed 42% growth. This resulted to this year's net income of ₱84.0 million from last year's ₱1.5 million. Decrease in operating expenses by 18% had contributed also to the significant increase in net income for the period.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) revenue almost remained flat during the period from last year's ₱3.40 billion to this year's ₱3.47 billion, as a result of increase in average selling price by 14% and dropped in sales volume by 10%. Although operating expenses decreased by 15%, still the Company reported an increase in net loss from last year's ₱47.5 million to this year's ₱54.3 million, due to decrease in gross profit by 19%.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) reported revenues of ₱3.94 billion for the six-month period ended June 30, 2004, a 37% increase over last year's ₱2.88 billion for the same period. Domestic operations reported major 39% revenue growth while regional operations registered 32% growth. Substantial increase in revenues plus higher gross profit by 58% to date have resulted to this year's net income of ₱480 million as against last year's net loss of ₱24 million.

EQUITY EARNINGS

Equity earnings were reported at ₱466.0 million for the first half of the year ended June 30, 2004, up by 8.4% from last year's equity earnings of ₱430.0 million. The growth was attributable to higher equity earnings from United Industrial Corp., Limited and First Private Power Corporation.

Financial Position

June 30, 2004 vs. December 31, 2003

As of June 30, 2004, the Company's balance sheet remains solid, with consolidated assets of ₱171.79 billion from ₱173.22 billion as of December 31, 2003.

Cash and cash equivalents decreased from ₱10.03 billion as of December 31, 2003 to ₱8.04 billion as of June 30, 2004. The principal sources of cash were from operating activities amounting to ₱5.36 billion. As of June 30, 2004, net cash used in investing activities and in financing activities amounted to ₱1.47 billion and ₱5.89 billion, respectively. Temporary cash investments, which consist mostly of investments in debt securities, went down by 16.6% from ₱27.87 billion as of December 31, 2003 to ₱23.24 billion as of June 30, 2004. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) decreased from ₱37.90 billion as of year-end 2003 to ₱31.27 billion. The Company does not expect any liquidity problems that may arise in the near future.

Inventories slightly increased by 7.2% from ₱8.52 billion as of December 31, 2003 to ₱9.13 billion as of June 30, 2004.

Other current assets increased by 18.6% from ₱2.91 billion as of year end 2003 to ₱3.44 billion as of June 30, 2004 due to higher input tax during the period.

Investments in real properties grew 6.1% from ₱16.65 billion as of year-end 2003 to ₱17.67 billion as of June 30, 2004 due to acquisition of land in Fort Bonifacio and on-going construction of new malls located in Angeles, Edsa and Bacolod.

Property, plant and equipment increased by 3.2% from ₱67.93 billion as of year end 2003 to ₱70.11 billion as of June 30, 2004. This is mainly attributable to Digitel's continuous capital expenditures for its mobile phone operations.

Other assets almost remained flat from ₱5.20 billion as of December 31, 2003 to ₱5.27 billion as of June 30, 2004.

Accounts payable and accrued expenses increased by 14.6% from ₱16.40 billion as of year-end 2003 to ₱18.79 billion mainly due to higher trade payables.

Notes payable decreased by 20.8% from ₱11.13 billion as of December 31, 2003 to ₱8.82 billion as of June 30, 2004 due to partial payment of bank loans during the period.

Income tax payable increased from ₱73.5 million as of year end 2003 to ₱416.3 million as of June 30, 2004 due to higher provision for income tax during the period.

Customers' deposits and other current liabilities grew from ₱2.64 billion to ₱3.08 billion due to increased customers' deposit by 15%.

Long-term debt, including current portion, went down by 8.4% from ₱69.16 billion as of December 31, 2003 to ₱63.36 billion due to maturity of outstanding balance of JG 04 bond in March 2004 and the partial payment of supplier's credit agreement.

Stockholders' equity grew to ₱59.72 billion as of June 30, 2004 from ₱58.23 billion at the end of 2003. Book value per share improved from ₱8.57 per share as of December 31, 2003 to ₱8.79 per share as of June 30, 2004.

The Company's key performance indicators are as follows: a.) Revenues; b.) EBIT (earnings before interest and taxes) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges and Nonrecurring items; c.) EBITDA (earnings before interest, taxes and depreciation and amortization charges) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges, Nonrecurring items and Depreciation & amortization; d.) Current Ratio computed as Current assets divided by current liabilities; and e.) Debt to Equity ratio computed as total financial debt divided by total equity.

Revenues amounted to ₱29.85 billion for the first half of the year ended June 30, 2004, up by 13.2% from last year's ₱26.38 billion. EBIT increased to ₱4.60 billion as against last year's ₱3.59 billion. EBITDA slightly increased from ₱7.49 billion in 2003 to ₱7.80 billion for the six months ended June 30, 2004. Excluding nonrecurring gain in 2004, EBITDA would have increased by 11.8% to ₱7.73 billion from last year's ₱6.92 billion. As of June 30, 2004, current ratio stood at 1.47:1 compared to 1.50:1 as of December 31, 2003. Debt to equity ratio stood at 1.21:1 in 2004 as against 1.38.1 in 2003 while Net debt to equity ratio decreased to 0.68:1 from 0.73:1 as of December 31, 2003.

As of June 30, 2004, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and Chief Executive Officer
Date 8-11-04

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date 8-11-04

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 8-11-04

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	**P8,035,701**	P10,030,588
Temporary investments - net	**23,236,986**	27,870,107
Receivables - net	**16,537,412**	16,229,244
Inventories - net (Note 2)	**9,132,370**	8,517,514
Other current assets	**3,444,171**	2,905,355
Total Current Assets	**60,386,640**	65,552,808
Investments in Associates and Advances - net	**18,351,088**	17,880,784
Investments in Real Properties - net	**17,672,707**	16,654,541
Property, Plant and Equipment - net	**70,111,914**	67,929,637
Other Assets	**5,271,234**	5,201,337
	P171,793,583	P173,219,107
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	**P18,788,630**	P16,399,669
Notes payable	**8,815,068**	11,128,217
Current portion of long-term debt (Note 3)	**9,320,434**	12,878,787
Estimated land development costs	**537,245**	525,735
Income tax payable	**416,286**	73,506
Customers' deposits and other current liabilities	**3,076,302**	2,643,291
Total Current Liabilities	**40,953,965**	43,649,205
Long-term Debt - net of current portion (Note 3)	**54,043,160**	56,279,893
Due to Affiliated Companies and Other Liabilities	**5,991,282**	3,809,582
Total Liabilities	**100,988,407**	103,738,680
Minority Interest in Consolidated Subsidiaries	**11,081,302**	11,253,504
Stockholders' Equity	**59,723,874**	58,226,923
	P171,793,583	P173,219,107

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Quarters Ended June 30		Six Months Ended June 30	
	2004	2003	**2004**	2003
REVENUES				
Foods	**P7,025,848**	P5,543,606	**P13,414,034**	P11,603,334
Telecommunications	**1,746,873**	1,830,775	**3,494,653**	3,121,669
Air transportation	**2,143,388**	1,497,222	**3,938,376**	2,879,581
Real estate and hotels	**1,116,503**	1,017,967	**2,119,309**	1,944,523
Petrochemicals	**1,811,125**	1,973,279	**3,473,038**	3,397,964
Textiles and other supplementary businesses	**719,995**	662,322	**1,288,390**	1,313,896
Equity in net earnings of associates	**203,636**	222,207	**466,045**	429,976
Interest, investment and other income	**854,857**	832,026	**1,657,873**	1,686,249
	15,622,225	13,579,404	**29,851,718**	26,377,192
COST AND EXPENSES				
Cost of sales and services	**9,420,781**	8,633,828	**17,886,671**	16,367,949
Operating and other expenses	**3,868,788**	3,315,887	**7,499,007**	6,542,404
Interest expense	**1,421,847**	1,343,712	**2,912,232**	2,355,227
	14,711,416	13,293,427	**28,297,910**	25,265,580
NET OPERATING INCOME	**910,809**	285,977	**1,553,808**	1,111,612
OTHER INCOME (EXPENSES) - net	**97,673**	429,131	**(4,545)**	562,559
INCOME BEFORE PROVISION FOR INCOME TAX AND NET LOSSES APPLICABLE TO MINORITY INTEREST	**1,008,482**	715,108	**1,549,263**	1,674,171
PROVISION FOR (BENEFIT FROM) INCOME TAX				
Current	**244,297**	201,210	**350,310**	328,830
Deferred	**(9,893)**	(187,769)	**30,353**	(242,778)
	234,404	13,441	**380,663**	86,052
INCOME BEFORE NET LOSSES APPLICABLE TO MINORITY INTEREST	**774,078**	701,667	**1,168,600**	1,588,119
NET LOSSES APPLICABLE TO MINORITY INTEREST	**126,840**	99,945	**206,579**	134,323
NET INCOME	**P900,918**	P801,612	**P1,375,179**	P1,722,442
Earnings Per Share (Note 4)	**P0.13**	P0.12	**P0.20**	P0.25

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on June 30, 2003 Unaudited Consolidated Financials Statements were restated to conform with the June 30, 2004 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands)

	Six Months Ended June 30	
	2004	2003
Capital stock - P1 par value		
Authorized:		
Common - 12,850,800,000 shares		
Preferred - 2,000,000,000 shares		
Issued:		
Common - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Preferred (Note 6)		
Additional paid-in capital	**5,961,714**	5,961,714
Accumulated translation adjustment	**1,332,230**	992,464
Retained earnings		
Beginning	**44,881,325**	42,652,458
Effect of adoption of SFAS/IAS 37 and 38 (Note 1)	**-**	(511,298)
As restated	**44,881,325**	42,141,160
Net income	**1,375,179**	1,722,442
End	**46,256,504**	43,863,602
Treasury stock -at cost	**(721,848)**	(721,848)
	P59,723,874	P56,991,206

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Six Months Ended June 30	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax and net earnings (losses) applicable to minority interest	**P1,168,600**	P1,588,119
Adjustments for:		
Depreciation and amortization	**3,131,780**	3,329,828
Interest expense	**2,912,232**	2,355,227
Interest income	**(1,593,806)**	(1,134,055)
Provision for doubtful accounts	**316,750**	209,604
Equity in net earnings of associates	**(466,045)**	(429,976)
Operating income before working capital changes	**5,469,511**	5,918,747
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	**(597,396)**	27,216
Inventories	**(614,857)**	(1,283,641)
Other current assets	**(538,815)**	(565,423)
Other assets	**(173,107)**	380,801
Increase (decrease) in:		
Accounts payable and accrued expenses	**2,965,959**	(1,306,389)
Income tax payable	**342,779**	101,146
Customers' deposits and other current liabilities	**433,011**	110,177
Net cash generated from operations	**7,287,085**	3,382,634
Interest received	**1,566,285**	912,239
Interest paid	**(3,489,231)**	(1,454,711)
Net cash provided by (used in) operating activities	**5,364,139**	2,840,162
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Temporary investments	**4,633,121**	(6,366,868)
Investments in associates and advances	**117,513**	226,165
Property, plant and equipment	**(5,210,847)**	(5,395,633)
Investments in real properties	**(1,006,656)**	(1,013,611)
Net cash provided by (used in) investing activities	**(1,466,869)**	(12,549,947)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Notes payable	**(2,313,148)**	1,275,890
Long-term debt	**(5,795,086)**	26,019,797
Due to affiliated companies and other liabilities	**2,181,700**	(108,336)
Minority interest in consolidated subsidiaries	**34,377**	(2,745)
Net cash provided by (used in) financing activities	**(5,892,157)**	27,184,606
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(P1,994,887)**	P17,474,821
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**10,030,588**	8,059,424
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**P8,035,701**	P25,534,245

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Among others, the Group adopted the following accounting standards effective January 1, 2003.

Statement of Financial Accounting Standards (SFAS) 37/International Accounting Standard (IAS) 37, *Provisions, Contingent Liabilities and Contingent Assets,* provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. Accordingly, certain subsidiaries changed their method of accounting for provisions, contingent liabilities and contingent assets.

SFAS 38/IAS 38, *Intangible Assets,* establishes the criteria for the recognition and measurement of intangible assets. It also requires that the expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, certain subsidiaries changed their method of accounting for developmental and preoperating expenses and reversed their unamortized developmental and preoperating expenses to conform to the standard. Previously, such expenses were deferred and amortized.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarters ended June 30, 2004 and 2003 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	**2004**	2003
Foods		
Universal Robina Corporation and Subsidiaries	**86.12**	88.72
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**91.89**	92.03
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.90**	49.91
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and Subsidiaries	**100.00**	100.00
JG Summit Limited	**100.00**	100.00
JG Summit Capital Services Corporation and Subsidiaries	**100.00**	100.00
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
Multinational Finance Group Ltd.	**100.00**	100.00

	Effective Percentage of Ownership	
	2004	2003
Petrochemicals		
JG Summit Petrochemical Corporation	**82.28**	80.00
Air Transportation		
Cebu Air, Inc.	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00
Cambridge Electronics Corporation (CEC)	**-**	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

On July 11, 2003, the Board of Directors of CEC approved the closure of CEC. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003. Prior year consolidated financial statements were not restated.

2. INVENTORIES

Inventories consist of:	**June 30, 2004 (Unaudited)**	December 31, 2003 (Audited)
At cost:		
Finished Goods	**P1,924,430**	P1,851,326
Raw materials	**2,119,384**	1,916,538
Materials in-transit	**1,111,025**	1,014,941
	5,154,839	4,782,805
At net realizable value:		
Work-in-process	**344,234**	350,366
Spare parts, packaging materials and other supplies	**2,448,532**	2,002,055
Poultry and hog breeder stock, market stock and by-products	**519,760**	539,561
Subdivision land and condominium and residential units for sale	**825,642**	959,610
Allowance for inventory obsolescence	**(160,637)**	(116,883)
	3,977,531	3,734,709
	P9,132,370	P8,517,514

Under the terms of the agreements covering liabilities under trust receipts, certain inventories have been released to certain subsidiaries in trust for the banks. Certain subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)
Parent Company:		
Foreign Currency:		
Loan from a foreign bank at interest rate of LIBOR plus spread; payable in 14 equal semi-annual amortizations	**P 4,830,252**	P 5,170,574
Loan from a foreign bank due 2011	**1,262,381**	-
Philippine Peso:		
Borrowing from a local bank	**1,000,000**	1,000,000
	7,092,633	6,170,574
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR	**6,342,317**	13,665,737
US$200 million 8.375% Notes Due 2004	**-**	4,323,757
US$100 million 8 3/8% Notes Due 2006	**2,964,101**	2,893,500
US$ 102.3 million Guaranteed Floating Rate Notes and Term Loan Facility Agreement Due 2006	**4,904,165**	4,852,658
US$ 100 million 9.25% Notes Due 2006	**5,477,160**	5,419,635
US$ 300 million 8.25% Notes Due 2008	**16,459,568**	16,286,698
US$ 125 million, 9% Guaranteed Notes Due 2008 interest payable on February 6 and August 6 of each year	**7,027,000**	6,859,625
Zero Coupon 12% Convertible Bonds Due 2013	**11,027**	10,911
Various bank borrowings	**8,008,564**	3,377,326
Minimum capacity purchase agreement	**533,672**	750,411
	51,727,574	58,440,258
Philippine Pesos:		
Capital lease obligation	**2,475,540**	2,475,540
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations	**67,847**	72,308
Five-year promissory note payable in six semi-annual amortization with remaining balance at maturity	**1,000,000**	1,000,000
P1,000 million Bonds	**1,000,000**	1,000,000
	4,543,387	4,547,848
	63,363,594	69,158,680
Less current portion	**9,320,434**	12,878,787
	P 54,043,160	P 56,279,893

The exchange rate used to restate the foreign currency denominated long-term borrowings as of June 30, 2004 was P56.176:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P56.216:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of June 30, 2004 and 2003:

	Quarters Ended June 30		Six Months Ended June 30	
	2004	2003	**2004**	2003
Net income	**P 900,918**	P 801,612	**P 1,375,179**	P 1,722,442
Add interest expense on convertible bonds	**-**	38,918	**-**	93,315
Net income applicable to common stock	**P 900,918**	P 840,530	**P 1,375,179**	P 1,815,757
Weighted average number of common shares	**6,797,191,657**	6,797,191,657	**6,797,191,657**	6,797,191,657
Potential common shares on convertible bonds	**-**	214,748,992	**-**	214,748,992
Common and potential common shares from assumed conversion	**7,011,940,649**	7,011,940,649	**6,797,191,657**	7,011,940,649
Earnings per share				
Basic	**P 0.13**	P 0.12	**P 0.20**	P 0.25
Diluted	**-**	P 0.12	**-**	P 0.26

As of June 30, 2003 the assumed conversion of convertible bonds is anti-dilutive. Dilutive effect for the EPS in June 30, 2004 was no longer computed.

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of June 30 is summarized as follows:

	REVENUES		EXPENSES	
	2004	2003	**2004**	2003
Food, agro-industrial and commodities	**P 13,414,034**	P 11,603,334	**P 12,517,316**	P 10,746,221
Telecommunications	**3,494,653**	3,121,669	**3,840,658**	3,360,536
Petrochemicals	**3,473,038**	3,397,964	**3,517,743**	3,445,636
Air transportation	**3,938,376**	2,879,581	**3,542,973**	2,904,548
Real estate & hotels	**2,119,309**	1,944,523	**1,588,577**	1,565,635
Textiles and other supplementary business	**1,288,390**	1,313,896	**1,209,020**	1,342,902
Parent/International, capital and financial services	**2,123,918**	2,116,225	**2,260,252**	1,289,272
	P 29,851,718	P 26,377,192	**P 28,476,539**	P 24,654,750

	NET INCOME		TOTAL ASSETS	
	2004	2003	**2004**	2003
Food, agro-industrial and commodities	**P 896,718**	P 857,113	**P 43,638,051**	P 42,680,983
Telecommunications	**(346,005)**	(238,867)	**49,160,020**	41,939,492
Petrochemicals	**(44,705)**	(47,672)	**12,172,250**	11,510,370
Air transportation	**395,403**	(24,967)	**2,908,375**	4,170,100
Real estate & hotels	**530,732**	378,888	**21,627,413**	19,545,685
Textiles and other supplementary business	**79,370**	(29,006)	**3,730,077**	5,203,698
Parent/International, capital and financial services	**(136,334)**	826,953	**38,557,397**	48,645,255
	P 1,375,179	P 1,722,442	**P171,793,583**	P 173,695,583

	LIABILITIES		NET ASSETS	
	2004	2003	**2004**	2003
Food, agro-industrial and commodities	**P 24,719,540**	P 24,285,119	**P 18,918,511**	P 18,395,864
Telecommunications	**44,637,508**	36,679,008	**4,522,512**	5,260,484
Petrochemicals	**6,038,994**	11,684,590	**6,133,256**	(174,220)
Air transportation	**1,820,270**	3,789,404	**1,088,105**	380,696
Real estate & hotels	**10,196,535**	8,807,342	**11,430,878**	10,738,343
Textiles and other supplementary business	**1,488,820**	3,337,259	**2,241,257**	1,866,439
Parent/International, capital and financial services	**23,168,042**	28,121,655	**15,389,355**	20,523,600
	P112,069,709	P 116,704,377	**P 59,723,874**	P 56,991,206

6. OTHER EVENTS

On March 18, 2004, the stockholders approved the amendment of the Parent Company's Articles of Incorporation reclassifying a portion of the Parent Company's common shares into preferred shares.

On March 24, 2004, the Securities and Exchange Commission approved the reclassification of the Parent Company's authorized capital stock from 14,850,800,000 common shares to 12,850,800,000 common shares and 2,000,000,000 preferred shares with par value of P1.00.

On July 29, 2004, the Parent Company issued 255,000,000 redeemable and non-voting preferred shares at an issue price of P5.00 per share.

On August 5, 2004, the Parent Company issued 179,100,000 redeemable and non-voting preferred shares at an issue price of P5.00 per share.

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
June 30, 2004
(In Thousand Pesos)

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	9,383,495	6,497,450	2,886,045
Less: Allowance for doubtful accounts	(1,952,726)	-	(1,952,726)
NET TRADE RECEIVABLES	7,430,769	6,497,450	933,319
NON-TRADE RECEIVABLES			
Finance receivables	2,252,249	2,252,249	-
Others	6,854,394	5,755,830	1,098,564
	9,106,643	8,008,079	1,098,564
	16,537,412	14,505,529	2,031,883

FILE

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 20 2004
WASH. D.C. 202

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	G I S	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			Annual Meeting

GENERAL INFORMATION SHEET
For the Annual Meeting of the Stockholders – July 22, 2004

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number ______ LCU

Document I.D. ______ Cashier

STAMPS

GIS Form 2001

GENERAL INFORMATION SHEET
STOCK CORPORATION

GENERAL INSTRUCTIONS ON THE USE OF THIS GENERAL INFORMATION SHEET (GIS)

1. THIS GIS IS TO BE SUBMITTED WITHIN THIRTY (30) CALENDAR DAYS FOLLOWING THE DATE OF THE ANNUAL MEMBERS' MEETING. DO NOT LEAVE ANY ITEM BLANK. WRITE N.A. IF INFORMATION REQUIRED IS NOT APPLICABLE TO THE CORPORATION.

2. IF NO MEETING WAS HELD, THE CORPORATION SHALL SUBMIT THE GIS TOGETHER WITH AN AFFIDAVIT OF NON-HOLDING OF MEETING WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE SCHEDULED ANNUAL/SPECIAL MEETING (AS PROVIDED IN THE BY-LAWS).

3. THIS GIS SHOULD BE CERTIFIED AND SWORN TO BY THE CORPORATE SECRETARY, OR THE PRESIDENT, OR ANY DULY AUTHORIZED OFFICER OF THE CORPORATION.

4. SUBMIT SIX (6) COPIES TO THE CENTRAL RECEIVING SECTION, GROUND FLOOR, SEC BUILDING, EDSA, MANDALUYONG CITY. THE ORIGINAL AND ALL CONFORMED COPIES UNIFORMLY SHOULD BE ON A4 OR LETTER-SIZED PAPER UNDER A STANDARD COVER PAGE. THE ORIGINAL AND ALL CONFORMED PAGES SHALL UTILIZE ONLY ONE SIDE. COMPANIES SUBMITTING A COPY ON A DISKETTE NEED ONLY TO SUBMIT FOUR (4) PAPER COPIES.

5. ALL FILINGS MUST BE WRITTEN IN THE ENGLISH LANGUAGE.

6. ONLY THE GIS ACCOMPLISHED IN ACCORDANCE WITH THE HEREIN INSTRUCTIONS SHALL BE CONSIDERED AS HAVING BEEN FILED/SUBMITTED.

ACTUAL DATE OF ANNUAL/SPECIAL MEETING: **JULY 22, 2004 (Annual Meeting)**

==================== PLEASE PRINT LEGIBLY ====================

REG. NO. **184044**	DATE OF ANNUAL MEETING PER BY-LAWS: **2nd Thursday of June**	FISCAL YEAR END: **December 31**
CORPORATE NAME	**JG SUMMIT HOLDINGS, INC.**	
ADDRESS/PRINCIPAL OFFICE BASED ON LATEST ARTICLES OF INCORPORATION: **Metro Manila, Philippines**		DATE REGISTERED: **November 23, 1990**
PRESENT ADDRESS: **43/F Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Pasig City, Metro Manila**		AREA CODE
TELEPHONE NO. **633-7631 to 40**	FAX NO. **633-9387**	CORPORATE TIN **000-775-860**
PRIMARY PURPOSE/ACTIVITY PRESENTLY ENGAGED IN		INDUSTRY CLASSIFICATION **Holding Company**
Investments		INDUSTRY CODE

PARENT COMPANY REG. NO.	COMPANY NAME AND ADDRESS
N. A.	**None**
SUBSIDIARY/AFFILIATE REG. NO.	COMPANY NAME AND ADDRESS
	See Annex "A"

TOTAL NO. OF EMPLOYEES	TOTAL NO. OF MANAGERS/OFFICERS	TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR	WITH SEC/OTHER GOV'T AGENCY SECONDARY LICENSE? Y/N
16	**15**	**P 2,857,500**	**N** REG. NO. **N. A.**

Note: SHADED BOXES ARE FOR SEC PERSONNEL. USE ADDITIONAL SHEET IF NECESSARY.

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.
============================= PLEASE PRINT LEGIBLY =============================

FINANCIAL PROFILE **(as of June 30, 2004)**

AUTHORIZED CAPITAL

		TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
		Common **Preferred**		**12,850,800,000** **2,000,000,000**	**P1.00** **P1.00**	**P12,850,800,000.00** **2,000,000,000.00**
TOTAL				**14,850,800,000**		**P14,850,800,000.00**

SUBSCRIBED CAPITAL

FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	1,934 **-**	**Common** **Preferred**		**6,817,030,430** **-**	**P1.00**	**P6,817,030,430** **-**
TOTAL				**6,817,030,430**		**P6,817,030,430**
FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	39 **-**	**Common** **Preferred**		**78,243,227** **-**	**P1.00**	**P78,243,227** **-**
TOTAL				**78,243,227**		**P78,243,227**
PERCENTAGE OF FOREIGN EQUITY				**1.13%**		**1.13%**
TOTAL SUBSCRIBED	**1,973** **-**	**Common** **Preferred**		**6,895,273,657[A]** **-**	**P1.00**	**P6,895,273,657[A]** **-**
	1,973			**6,895,273,657[A]**		**P6,895,273,657[A]**

PAID-UP CAPITAL

FILIPINO	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	1,934 **-**	**Common** **Preferred**		**6,817,030,430** **-**	**P1.00**	**P6,817,030,430** **-**
TOTAL				**6,817,030,430**		**P6,817,030,430**
FOREIGN (NATIONALITY)	NO. OF STOCKHOLDERS	TYPE OF SHARES	CODE	NUMBER OF SHARES/TYPE	PAR/STATED VALUE	AMOUNT (PhP)
	39 **-**	**Common** **Preferred**		**78,243,227** **-**	**P1.00**	**P78,243,227** **-**
TOTAL				**78,243,227**		**P78,243,227**
TOTAL PAID-UP	**1,973** **-**	**Common** **Preferred**		**6,895,273,657[A]** **-**		**P6,895,273,657** **-**
	1,973			**6,895,273,657[A]**		**P6,895,273,657**

NOTE: USE ADDITIONAL SHEET/ANNEX (2a) IF NECESSARY. USED 2a [Y/N] **NO**

[A] **Includes 98,082,000 Treasury Shares.**

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.
=========================== PLEASE PRINT LEGIBLY ===========================

TOTAL ASSETS (as of December 31, 2003)					173,219,106,647
DIRECTORS / OFFICERS					
NAME AND ADDRESS (RESIDENCE)	INC'R	BOARD	STOCK HOLDER	OFFICER	T.I.N. or Passport No. NATIONALITY
1. John Gokongwei, Jr. - Metro Manila	**Y**	**M**	**Y**	**Chairman Emeritus**	**124-294-226 Filipino**
2. Johnson Robert L. Go,Sr. - Metro Manila	**Y**	**M**	**Y**	**Vice Chairman**	**124-294-218 Filipino**
3. James L. Go - Metro Manila	**Y**	**C**	**Y**	**Chairman and Chief Executive Officer**	**124-294-200 Filipino**
4. Lance Y. Gokongwei - Metro Manila	**Y**	**M**	**Y**	**President and Chief Operating Officer**	**116-312-586 Filipino**
5. Lily NgoChua - Cebu City	**N**	**M**	**Y**	**N. A.**	**112-272-273 Filipino**
6. Patrick Henry C. Go - Metro Manila	**N**	**M**	**Y**	**N.A.**	**139-143-209 Filipino**
7. Ignacio Gotao - Metro Manila	**N**	**M**	**Y**	**Senior Vice President**	**124-294-234 Filipino**
8. Gabriel C. Singson - Metro Manila	**N**	**M**	**Y**	**N. A.**	**113-289-393 Filipino**
9. Ricardo J. Romulo - Metro Manila	**N**	**M**	**Y**	**N.A.**	**130-998-357 Filipino**
10. Cornelio T. Peralta - Metro Manila	**N**	**M**	**Y**	**N.A.**	**115-365-627 Filipino**
11. Jose T. Pardo - Metro Manila	**N**	**M**	**Y**	**N. A.**	**116-203-611 Filipino**
12. Eugenie ML. Villena - Metro Manila	**N**	**N.A.**	**N**	**Senior Vice President & Chief Financial Officer - Treasurer**	**135-241-720 Filipino**
13. Constante T. Santos - Metro Manila	**N**	**N.A.**	**N**	**Senior Vice President – Corporate Controller**	**116-312-918 Filipino**
14. Rosalinda F. Rivera -Metro Manila	**N**	**N.A.**	**N**	**Corporate Secretary**	**185-543-392 Filipino**

INSTRUCTIONS:
FOR **BOARD** COLUMN, PUT "**C**" FOR CHAIRMAN, "M" FOR MEMBER.
FOR **INC'R** COLUMN, PUT "**Y**" IF AN INCORPORATOR, "**N**" IF NOT.
FOR **STOCKHOLDER** COLUMN, PUT "Y" IF A STOCKHOLDER, "N" IF NOT.
FOR **OFFICER** COLUMN, INDICATE PARTICULAR POSITION IF AN OFFICER, "N.A." IF NOT.

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.
=============================== PLEASE PRINT LEGIBLY ===============================

CORPORATE NAME: **JG SUMMIT HOLDINGS, INC.**					
TOTAL NO. OF STOCKHOLDERS **(as of June 30, 2004)**				**1,973**	
NAME, NATIONALITY AND ADDRESS (as of June 30, 2004)	SHARES SUBSCRIBED				
	TYPE/CLASS	NUMBER	AMOUNT (PhP)	AMOUNT PAID (PhP)	T.I.N. or Passport No.
(See Annex "B")					
			TOTAL		

INSTRUCTIONS: INDICATE THE TOP 14 STOCKHOLDERS, IF MORE THAN 14, INDICATE THE REST AS OTHERS.

GENERAL INFORMATION SHEET
STOCK CORPORATION
JG SUMMIT HOLDINGS, INC.
=============================== PLEASE PRINT LEGIBLY ===============================

A. FORMS OF INVESTMENTS OF CORPORATE FUNDS IN ANOTHER CORPORATION:	**(as of Dec. 31, 2003)** AMOUNT (PhP)	DATE OF BOARD RESOLUTION	DATE OF STOCKHOLDERS' RATIFICATION
STOCKS - **Marketable Equity Securities** **Permanent Investments**	**P6,449,351** **P24,531,041,173**		
BONDS/COMMERCIAL PAPER	**None**		
LOANS/CREDITS/ADVANCES	**None**		
GOVERNMENT TREASURY BILLS	**None**		
OTHERS -**Money Market Placements**	**P874,158,000**		

B. INVESTMENT OF CORPORATE FUNDS IN ANY OF ITS SECONDARY PURPOSES		DATE OF BOARD RESOLUTION	DATE OF STOCKHOLDERS' RATIFICATION
NATURE OF SECONDARY PURPOSE	**N.A.**	**N.A.**	**N.A.**

C. TREASURY SHARES	NO. OF SHARES	ACQUISITION COST
(as of December 31, 2003)	**98,082,000**	**P 721,848,289**

D. UNRESTRICTED RETAINED EARNINGS AS OF END OF LAST FISCAL YEAR	
After the cost of treasury shares (as of December 31, 2003)	**P12,859,381,239**

E. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR:	**(as of December 31, 2003)**
TYPE OF DIVIDENDS	AMOUNT (PhP)
CASH DIVIDEND-P0.03 PER SHARE	**P203,915,750**
STOCK DIVIDEND- 10%	**None**
PROPERTY DIVIDEND	**None**
TOTAL	**P203,915,750**

I, **ROSALINDA F. RIVERA, CORPORATE SECRETARY** OF THE ABOVE MENTIONED CORPORATION, DO SOLEMNLY SWEAR AND CERTIFY THAT ALL MATTERS SET FORTH IN THIS GENERAL INFORMATION SHEET COMPOSED OF 5 PAGES ARE TRUE AND CORRECT TO THE BEST OF MY KNOWLEDGE AND THAT THIS CORPORATION HAS COMPLIED WITH ALL THE REPORTORIAL REQUIREMENTS PROVIDED UNDER THE CORPORATION CODE OF THE PHILIPPINES.

WE UNDERSTAND THAT OUR FAILURE TO FILE THIS GIS FOR FIVE (5) CONSECUTIVE YEARS SHALL BE CONSTRUED AS INOPERATION OF THE CORPORATION AND A GROUND FOR THE REVOCATION OF OUR CERTIFICATE OF INCORPORATION. IN THIS CASE, WE HEREBY WAIVE OUR RIGHT TO A HEARING FOR SAID REVOCATION.

DONE THIS 16TH DAY OF AUGUST, 2004 AT PASIG CITY, METRO MANILA

(SIGNATURE)

SUBSCRIBED AND SWORN to before me this ______ day of 16 AUG 2004, 2004 at PASIG CITY affiant exhibited to me her Community Tax Certificate No. 13765581 issued at Quezon City on January 13, 2004.

NOTARY PUBLIC
UNTIL DECEMBER 31
PTR#
ISSUED AT
IBP#

DOC. NO. 2??;
PAGE NO. 44;
BOOK NO. ?;
SERIES OF 2004.

NOTE: This **General Information Sheet (GIS)** may be used as prima facie evidence against the corporation for any violation of the Securities Regulation Code, the Corporation Code of the Philippines and other special laws, as well as the rules and regulations of the Securities and Exchange Commission.
/kds/

JG SUMMIT HOLDINGS, INC. LIST OF SUBSIDIARIES / AFFILIATES Annex "A"

	SEC Reg. No.	Company Name	Company Address
1.	163750	Adia Development and Management Corporation	Metro Manila
2.		Bayantrade Dotcom Phils, Inc.	Metro Manila
3.	165084	Brittania Industrial Corporation	Metro Manila
4.	07092	Cambridge Electronics Corporation	Metro Manila
5.		Cambridge Multi-Chem Electronics Corp.	Metro Manila
6.		Cambridge Electronics Europe, Ltd.	Metro Manila
7.		Cebu Air, Inc.	Metro Manila
8.		Cebu Light Industrial Park, Inc.	Cebu
9.	15717	CFC Corporation	Metro Manila
10.	95897	CFC Clubhouse, Inc.	Metro Manila
11.		CFC Clubhouse Property, Inc.	Metro Manila
12.	145111	Digital Telecommunications Phils, Inc.	Metro Manila
13.		Digitel Information Technology Services, Inc.	Metro Manila
14.	006581	Express Holdings, Inc.	Metro Manila
15.		First Private Power Corporation	Metro Manila
16.		Hello Snack Food Corp.	Metro Manila
17.		Hongkong China Foods Co. Ltd.	Hong Kong
18.	116284	Hunt-Universal Robina Corporation	Metro Manila
19.		Jobstreet.com Phils., Inc.	Metro Manila
20.	AS094-003578	JG Cement Corporation	Metro Manila
21.	A200000791	JG Summit Capital Markets Corporation	Metro Manila
22.	141328	JG Summit Capital Services Corporation	Metro Manila
23.	N.A.	JG Summit (Cayman), Ltd.	Cayman Islands
24.	AS094-001800	JG Summit Petrochemical Corporation	Metro Manila
25.	N.A.	JG Summit Philippines, Ltd.	Cayman Islands
26.		Joyco-Universal Robina Corporation	Metro Manila
27.	8503	Litton Mills, Inc.	Metro Manila
28.	50428	Manila Midtown Hotels & Land Corporation	Metro Manila
29.	80627	Mark Electronics Corporation	Metro Manila
30.		Multinational Finance Group, Ltd.	Cayman Islands
31.	AS094-00009006	Nissin-Universal Robina Corporation	Metro Manila
32.		Oriental Petroleum and Minerals Corporation	Metro Manila
33.		Panyu Peggy Foods Co. Ltd.	China
34.	AS091-196526	Premiere Printing Company, Inc.	Metro Manila
35.		Presto Trading Co. Ltd.	Thailand
36.		PT URC Indonesia	Indonesia
37.		Ricellent Sdn. Bhd.	Malaysia
38.	AS094-008939	Robinson's Homes, Inc.	Metro Manila
39.	156497	Robinson's Inn, Inc.	Metro Manila
40.		Robinson's Land (Cayman), Ltd.	Cayman Islands
41.	93269-A	Robinsons Land Corporation	Metro Manila
42.		Robinsons Realty and Management Corporation	Metro Manila
43.		Robinsons Savings Bank Corporation	Metro Manila
44.	158114	Savannah Industrial Corporation	Metro Manila
45.	35198	Southern Negros Development Corporation	Negros Occidental
46.		Shanghai Peggy Foods Co. Ltd.	China
47.		Sterling Holdings and Securities Corporation	Metro Manila
48.	A200006390	Summit Forex Brokers Corporation	Metro Manila
49.		Telegraph Developments, Ltd.	Cayman Islands
50.	167988	Terai Industrial Corporation	Metro Manila
51.		Tianjin Pacific Foods Manufacturing Co. Ltd.	China
52.	AS094-00009835	Trion Homes Development Corporation	Metro Manila
53.	94482	Unicon Insurance Brokers Corporation	Metro Manila
54.		United Industrial Corporation Limited	Singapore
55.	011556	Universal Consolidated Corporation	Metro Manila
56.	N.A.	Universal Robina (Cayman), Ltd.	Cayman Islands
57.	9170	Universal Robina Corporation	Metro Manila
58.	146242	Universal Robina Sugar Milling Corporation	Metro Manila
59.		URC Asean Brands Co., Ltd.	British Virgin Islands
60.		URC Hongkong Co. Ltd.	Hong Kong
61.		URC International Co. Ltd.	British Virgin Islands
62.		URC Foods (Singapore) Pte. Ltd.	Singapore
63.		URC Snack Foods (Malaysia) Sdn. Bhd.	Malaysia
64.		URC (Thailand) Co. Ltd.	Thailand
65.	161356	Westpoint Industrial Mills Corporation	Metro Manila
66.		Xiamen-Tongan Pacific Foods Co. Ltd.	China
67.		CP Air Holdings, Inc.	Metro Manila
68.		Digitel Mobile Philippines, Inc.	Metro Manila
69.		Digitel Capital Philippines, Ltd.	Cayman Islands
70.		JG Summit Limited	British Virgin Islands
71.		URC Philippines, Ltd.	British Virgin Islands
72.		JGSH Philippines, Limited	British Virgin Islands

Annex "B"

JG SUMMIT HOLDINGS, INC.
LIST OF TOP 20 STOCKHOLDERS
AS OF JUNE 30, 2004

	Stockholder of Record [a]	***Address***	***Number of Common Shares Held*** [b]
1	GOKONGWEI JR., JOHN	29/F GALLERIA CORPORATE CENTER EDSA COR. ORTIGAS AVE., Q.C.	1,734,450,649
2	GOKONGWEI BROTHERS FOUNDATION INC.	29/F GALLERIA CORPORATE CENTER EDSA COR. ORTIGAS AVE., Q.C.	1,129,135,267
3	EQUITABLE PCI BANK NO. 203-78848-4	EQUITABLE PCI BANK TOWER 1 MAKATI AVE., MAKATI CITY	1,033,319,225
4	PCD NOMINEE CORPORATION - (FILIPINO)	GF MKSE BUILDING 6767 AYALA AVENUE MAKATI CITY	768,948,949
5	EXPRESS HOLDINGS, INC.	29/F GALLERIA CORP. CENTER, EDSA COR. ORTIGAS CTR., QUEZON CITY 1100	284,676,715
6	GO, JOHNSON ROBERT L.	29/F GALLERIA CORPORATE CENTER EDSA COR. ORTIGAS AVE., Q.C.	239,669,172
7	GOKONGWEI, LANCE Y. &/OR ELIZABETH GOKONGWEI	43RD FLR. ROBINSONS EQUITABLE TOWER, ADB AVENUE COR POVEDA ST., ORTIGAS CENTER	234,845,280
8	GO, JAMES L.	29/F GALLERIA CORPORATE CENTER EDSA COR. ORTIGAS AVE., Q.C.	196,616,656
9	GOKONGWEI, JOHN &/OR LANCE GOKONGWEI	C/O JG SUMMIT HOLDINGS, INC. GALLERIA, QUEZON CITY	141,030,450
10	GOSOTTO & CO., INC.	C/O GOSOTTO CORN MILLS MABOLO, CEBU CITY 6000	115,644,494

11	NGO CHUA, LILY	2ND EAST ST., BEVERLY HILLS CEBU CITY 6000	74,342,275
12	PE, ROBINA GOKONGWEI &/OR ELIZABETH GOKONGWEI	43/F ROBINSONS-EQUITABLE TOWER ADB AVE. COR POVEDA ST. ORTIGAS CENTER, PASIG CITY	72,345,278
13	PCD NOMINEE CORPORATION- (NON-FILIPINO)	G/F MKSE BUILDING 6767 AYALA AVENUE MAKATI CITY	70,925,497
14	UNIVERSAL ROBINA CORPORATION	C/O LANCE GOKONGWEI 110 E. RODRIGUEZ AVE. LIBIS, QUEZON CITY	57,663,430
15	GOKONGWEI, LIZA YU &/OR ELIZABETH GOKONGWEI	43/F ROBINSONS-EQUITABLE TOWER ADB AVE. COR POVEDA ST. ORTIGAS CENTER, PASIG CITY	54,200,000
16	NICRIS DEVELOPMENT CORPORATION	C/O GOSOTTO CORN MILLS MABOLO, CEBU CITY 6000	38,073,252
17	NGOCHUA, CATALINO S.	2ND EAST ST., BEVERLY HILLS CEBU CITY 6000	36,907,869
18	TANG, HOPE GOKONGWEI &/OR ELIZABETH GOKONGWEI	43/F ROBINSONS-EQUITABLE TOWER ADB AVE. COR POVEDA ST. ORTIGAS CENTER, PASIG CITY	36,100,000
19	SY, MARCIA GOKONGWEI &/OR ELIZABETH GOKONGWEI	43/F ROBINSONS-EQUITABLE TOWER ADB AVE. COR POVEDA ST. ORTIGAS CENTER, PASIG CITY	36,100,000
20	ONG, FAITH GOKONGWEI &/OR ELIZABETH GOKONGWEI	43/F ROBINSONS-EQUITABLE TOWER ADB AVE. COR POVEDA ST. ORTIGAS CENTER, PASIG CITY	36,100,000
	TOTAL		6,391,094,458

[a] Nationality of Stockholders: Filipino

[b] Par Value of Common Shares: ₱ 1.00 per share

/kds/

FILE

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

PSE Code HO-180

August 16, 2004

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice President
Operations Group
Disclosure Department

Gentlemen:

Please find attached a copy of the General Information Sheet (GIS) of JG Summit Holdings, Inc. which we are filing with the Securities and Exchange Commission relative to the Annual Meeting of the Stockholders held on July 22, 2004.

Thank you.

Very truly yours,

JG Summit Holdings, Inc.

Atty. Rosalinda F. Rivera
Corporate Secretary

Encl: a/s

/kds/

atty. lyn

COVER SHEET

OSCAR L. GOMEZ
2004 AUG 19 AM 11:42

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 0 2004
WASH. D.C. 202

1	8	4	0	4	4

SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos
(Contact Person)

633-7631
(Company Telephone Number)

1 2	3 1
Month	*Day*

(Fiscal Year)

AMENDED

1	7	Q		

(Form Type)

Month	*Day*

(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

PSE DISCLOSURE DEPARTMENT
RECEIVED
AUG 19 2004

Remarks: Please use BLACK ink for scanning purposes.

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

August 17, 2004

Corporation Finance Department
Securities and Exchange Commission
SEC Building, EDSA Greenhills
Mandaluyong City

Attention: **Ms. Justina F. Callangan**
Director

Dear Ma'am,

This is in response to your letter dated July 14, 2004 where you cited incomplete disclosures on JG Summit Holdings, Inc. SEC Form 17-Q report for the quarter ended March 31, 2004.

Attached is JG Summit Holdings, Inc.'s Amended SEC Form 17-Q for the quarter ended March 31, 2004, which incorporates all the required on the original report. Below is a summary of the comments made and the corresponding replies therein:

SEC Comment	Amendment
Part I. Financial Information 1. Disclose the company's and its majority-owned subsidiaries' top five (5) key performance indicators. It shall include a discussion of the manner by which the company calculates or identifies the indicators presented on a comparable basis.	The top five key performance indicators of the company are the ff: Revenues, EBIT, EBITDA, current ratio and debt to equity ratio. See pages 3-8 of the Amended 17-Q report for more discussion.
2. (ii) Any events that will trigger direct or contingent financial obligation that is material to the company, including any default or accelaration of an obligation; **(iii)** All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.	The company is not aware of any events that will trigger direct or contingent financial obligation that is material to the company. Please refer to page 8 of the amended 17-Q report for discussion.

Very truly yours,

Constante T. Santos
SVP-Corporate Controller

SEC Number 184044
File Number ______

**JG SUMMIT HOLDINGS, INC.
AND SUBSIDIARIES**

(Company's Full Name)

**43rd Floor, Robinsons-Equitable Tower,
ADB Avenue corner, Poveda Road, Pasig City**

(Company's Address)

633-76-31

(Telephone Number)

December 31, 2004

(Calendar Year Ending)

SEC Form 17 - Q

Form Type

Amended

Amendment Designation (if applicable)

**For the Quarter Ended
March 31, 2004**

Period Ended Date

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **March 31, 2004**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: ______ (SEC Use Only)

7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q .

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

__Results of Operations__

Three Months Ended March 31, 2004 vs. March 31, 2003

JG Summit Holdings, Inc. posted a net income of ₱474.3 million for the first quarter ended March 31, 2004, down by 48.5% from the net income of ₱920.8 million for the same period last year. Excluding nonrecurring charges amounting to ₱30.4 million, first quarter profits would have decreased by 25.7% to ₱504.7 million. Recurring net income for the previous year was ₱679.2 million. Our core businesses, food and property sectors, continue to provide the Company with improved net profits. The airline business picked up considerably during the period due to the increased market share in its domestic routes resulting to net income in the first quarter this year compared to net loss for the same period last year. Our petrochemical business continues to narrow its losses. Despite the strong showing of these business units, however, the Company's bottom line was greatly affected by the losses incurred in the telecommunications business, particularly in its wireless business and increasing interest rates, which reduced the earnings of our financial services business unit.

Consolidated revenues amounted to ₱14.23 billion for the first quarter ended March 31, 2004, up by 11.2% from last year's ₱12.80 billion. Revenues of most business units improved, particularly the growing revenues of the telecommunication and airline businesses with an increase of 35.4% and 29.9%, respectively. Foods and real estate businesses reported a stable revenue growth as well as the enhanced performance of petrochemical and textiles businesses during the period.

Gross profit for the first quarter ended March 31, 2004 amounted to ₱4.70 billion from last year's ₱4.00 billion, up by 17.4%. Operating expenses grew from ₱3.23 billion last year to ₱3.63 billion this year, or a 12.5% increase mainly attributable to the telecommunication business for its wireless segment operations and foods business for its expanding regional operations.

Interest expense significantly increased by 47.3% to ₱1.49 billion from last year's ₱1.01 billion due to additional borrowings made during the period and the effects of the depreciation of the value of peso against US dollar.

As a result, net operating income went down by 22.1% from ₱825.0 million last year to ₱643.0 million this year.

Other income (charges) account consists of, among others, amortization of goodwill, foreign exchange loss and provision for probable losses, net of recovery in value of temporary investments. For the three months ended March 31, 2004, other charges amounted to ₱102.2 million as against last year's other income of ₱133.4 million.

FOODS

Universal Robina Corporation (URC) reported a consolidated net sales and services of ₱6.39 billion for the three months ended December 31, 2003, an increase of 5.4% over the same period of last year despite the depressed economic condition prevailing in the region and highly competitive environment. Revenue growth was lead by the strong performance of its' core business, Branded Consumer Foods (BCF) business, particularly its expanding international operations in Southeast Asia, and the notable increase in sales of its Agro-industrial business. URC's gross margin went down by 4.5% compared to the same period of last year to ₱1.72 billion due to rising cost of major raw materials. Income from operations went down by 25.4% to ₱642.15 million due to lower gross margin and higher operating expenses. Operating expenses increased by 14.6% compared to the same period of last year to ₱1.08 billion as a result of expanding regional operations and sustained marketing activities. Despite the decrease in gross margin and increase in operating expenses, net income for the period was still up by ₱18.62 million, 3.5% better compared to the same period of last year.

The BCF business unit, including the packaging division, posted sales and services value growth of 5.3% to ₱4.89 billion compared to the same period of last year. This was attributed to URC's regional snack food revenue growth of 22.5% and the continued strength of the Company's products in core categories such as candy, chocolate, noodle and biscuit segments complemented by strong exports.

The Company's Agro-industrial business unit recorded net sales of ₱871.85 million, up by 14.4% from the same period of last year. The increase in net sales resulted from higher prices and volume sold by the feeds and farms businesses.

URC's Commodity Foods business unit garnered a net sales and services value of ₱624.88 million, slightly lower compared to the same period of previous year of ₱654.43 million. However, internal consumption of sugar and flour was higher this year as a result of increase in sales of candies, chocolates, biscuits and noodles.

Costs of sales and services increased by 9.6% to ₱4.66 billion for the three months ended December 31, 2003 from ₱4.25 billion for the same period of last year. The increase was primarily due to higher sales volume and costs of major raw materials notably in the flour and feeds products and in the manufacture of BOPP films by the packaging division.

Other charges–net was ₱73.22 million for the three months ended December 31, 2003 compared to ₱255.83 million for the same period of last year. The decrease in other charges-net was substantially due to gain on appreciation in market value of temporary investments.

Provision for income tax was much lower this year due to higher non-taxable income and recognition of additional deferred income tax on unrealized foreign exchange losses.

Minority interest in net loss of subsidiaries went up by ₱11.69 million, or 109.1%, to ₱(22.40) million for the three months ended December 31, 2003 from ₱(10.71) million for the three months ended December 31, 2002 due to net loss incurred by subsidiaries.

The Company's revenues and operating income are expected to improve further for the remaining period of the fiscal year as it continues to improve and expand its regional operations and domestically firm up its leadership in its core categories, consistently build strong brands, and better its cost competitiveness.

PROPERTY

RLC recorded gross revenues of ₱1,002.8 million for the first quarter of fiscal year 2004, up by 8% from last year's ₱926.6 million. Net income for the first quarter of fiscal year 2004 stood at ₱272.0 million, up by 50% from last year's ₱181.3 million.

The largest revenue contributor remains to be the Commercial Centers Division, contributing 63% of the Company's gross revenues. Rental revenues from Commercial Centers amounted to ₱630.9 million as against last year's ₱571.7 million. The 10% increase is due to additional malls which opened after the first quarter of FY 2003 such as, Robinsons Place – Sta. Rosa and Big R Supercenter in Cagayan De Oro and Robinsons Place – Dasmarinas. Moreover, with the recent addition of two more malls during the first quarter of FY 2004, the Robinsons Place – Lipa and Big R Supercenter in Cainta, revenue contribution of the Commercial Centers Division is expected to increase further.

RLC's High Rise Buildings Division registered an impressive 92% growth in realized revenues from ₱86.8 million last year to ₱166.6 million this year. This is mainly due to recognition of realized revenues from Bloomfields, a residential subdivision development in Novaliches, Quezon City. The Division also continues to enjoy recurring lease income from three of its office buildings (Galleria Corporate Center, Robinsons-Equitable Tower and Robinsons Summit Center-Ayala), all of which have become the choice corporate addresses of reputable multinational and domestic companies. Rental income from these three properties increased by 57% from ₱26.8 million to ₱42.1 million over the same period.

The Hotel Division, a major contributor to the company's recurring revenues, registered gross revenues of ₱118.5 million for the first quarter as against ₱185.8 million last year. The decrease in revenue is brought about by the closure of Manila Midtown Hotel last May 2003. Despite the industry slump, the Company's two remaining hotels and apartelle continue to register satifactory occupancy rates. The three-month average occupancy rate of Holiday-Inn Galleria Manila stood at 77%, the Cebu Midtown Hotel at 76%, and the Robinsons Apartelle in Mandaluyong at 32%.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported revenues amounting to ₱44.6 million, as against last year's ₱55.3 million. The lower revenue can be attributed to lower units sold and project completion.

Real Estate cost increased slightly by 14% from ₱278.3 million last year to ₱318.2 million mainly due to higher revenue realized by High-Rise Division this year; while hotel operations registered a 42% decrease compared to last year's due to the closure of Manila Midtown Hotel. General and Administrative expense was down by 7% due substantially to the amortization of preoperating expenses last year, no amortization was incurred this year. Other income decreased by 76% due to higher common utility charges.

TELECOMMUNICATIONS

DIGITEL reported consolidated net revenues rose to ₱1,747.8 million for the three months ended March 31, 2004, a 35.4% increase from ₱1,290.9 million for the three months ended March 31, 2003. The increase in consolidated net revenues was attributable to the ₱379.4 million revenue by the wireless segment of the Company's business in 2004 as compared to the ₱52.7 million contribution in 2003 since its launching on March 29, 2003. Further, this was boosted by the strong growth in international toll revenues by ₱147.3 million or 36.5% due to higher inbound rates.

Consolidated costs and expenses amounted to ₱1,751.1 million for the three months ended March 31, 2004, or a 38.0% increase from ₱1,268.9 million for the three months ended March 31, 2003. The increase is largely due to the ₱474.9 increase in the costs and expenses of the wireless services segment amounting to ₱649.7 million in 2004 as compared to ₱174.8 million in 2003. This consisted substantially of marketing, selling and cost of sales; network related expenses; and staff-related and other administrative expenses.

As a result of the foregoing, DIGITEL incurred a consolidated operating income of ₱5.3 million for the three months ended March 31, 2004 compared to ₱23.4 million for the same period in 2003.

Consolidated other charges – net (principally interest expense, net of interest income) amounted to ₱321.8 million for the three months ended March 31, 2004. This posted a 15.2% increase from ₱279.3 million for the three months ended March 31, 2003. As a result, consolidated pre-tax loss amounted to ₱316.5 million for the three months ended March 31, 2004 compared to a loss of ₱255.9 million for the three months ended March 31, 2003.

DIGITEL registered a consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) of ₱595.5 million despite a consolidated net loss of ₱299.5 million for the three months ended March 31, 2004. For the three months ended March 31, 2003, consolidated EBITDA was ₱613.5 million while consolidated net loss was ₱173.6 million.

TEXTILES

Litton Mills, Inc. registered revenues of ₱531.4 million for the first quarter of fiscal year ended December 31, 2003, an improvement of 11.3% from last year's ₱477.4 million for the same period. However, net income decreased to ₱3.3 million from last year's ₱8.1 million brought about by the decrease in gross profit margin from last year's 36% to this year's 27%.

PETROCHEMICALS

JG Summit Petrochemicals Corporation (JGSPC) reported net sales of ₱1.66 billion, a 17% improvement from last year's ₱1.42 billion. Increase in revenue was due to higher average selling price by 12% and minor increase in sales volume by 4%. Total sales volume for the first quarter of FY 2004 reached 42,765 metric tons of combined polypropylene (PP) and polyethylene (PE) products compared to last year's 41,219 metric tons. With improved revenues and lower interest charges, net losses for the first quarter of fiscal year 2004 were narrowed to ₱32.9 million from last year's ₱58.6 million.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) generated revenues of ₱1.80 billion for the three-month period ended March 31, 2004, a 30% increase over last year's ₱1.38 billion for the same period. Domestic operations reported 33% revenue growth while regional operations registered 6% increase in revenue. Significant growth in revenues plus the increase in gross profit by 44% resulted to a net income of ₱91.8 million as against last year's net loss of ₱80.9 million.

EQUITY EARNINGS

Equity earnings were reported at ₱262.4 million for the first quarter ended March 31, 2004, up by 26.3% from last year's equity earnings of ₱207.8 million. The growth was attributable to higher equity earnings from United Industrial Corp., Limited and First Private Power Corporation.

Financial Position

March 31, 2004 vs. December 31, 2003

As of March 31, 2004, the Company's balance sheet remains solid, with consolidated assets of ₱170.40 billion from ₱173.22 billion as of December 31, 2003.
Cash and cash equivalents decreased from ₱10.03 billion as of December 31, 2003 to ₱7.95 billion as of March 31, 2004. The principal sources of cash were from operating activities and investing activities amounting to ₱2.66 billion and ₱567.2 million, respectively. As of March 31, 2004, net cash used in financing activities amounted to ₱5.22 billion. Temporary cash investments, which consist mostly of investments in debt securities, went down by 13.4% from ₱27.87 billion as of December 31. 2003 to ₱24.14 billion as of March 31, 2004. Overall, cash and near-cash items (cash and cash equivalents and temporary cash investments) decreased from ₱37.90 billion as of year-end 2003 to ₱32.09 billion. The Company does not expect any liquidity problems that may arise in the near future.

Inventories slightly increase by 4.6% from ₱8.52 billion as of December 31. 2003 to ₱8.91 billion as of March 31, 2004.

Investments in real properties grew by 5.4% from ₱16.65 billion as of year-end 2003 to ₱17.56 billion as of March 31, 2004 due to acquisition of land in Fort Bonifacio and on-going construction of new malls located in Angeles, Edsa and Bacolod.

Property, plant and equipment increased by 1.2% from ₱67.93 billion as of year end 2003 to ₱68.72 billion as of March 31, 2004. This is mainly attributable to Digitel's continuous capital expenditures for its mobile phone operations.

Other assets rose by 4.1% from ₱5.20 billion as of December 31, 2003 to ₱5.41 billion as of March 31, 2004.

Accounts payable and accrued expenses increased by 10.2% from ₱16.40 billion as of year-end 2003 to ₱18.08 billion mainly due to higher trade payables.

Notes payable remained flat from ₱11.13 billion as of December 31, 2003 to ₱11.00 billion as of March 31, 2004.

Long-term debt, including current portion, went down by 10.5% from ₱69.16 billion as of December 31, 2003 to ₱61.87 billion due to maturity of outstanding balance of JG 04 bond in March 2004 and the partial payment of supplier's credit agreement.
Stockholders' equity grew to ₱58.78 billion as of March 31, 2004 from ₱58.23 billion at the end of 2003. Book value per share improved from ₱8.57 per share as of December 31, 2003 to ₱8.65 per share as of March 31, 2004.

The Company's key performance indicators are as follows: a.) Revenues; b.) EBIT (earnings before interest and taxes) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges and Non recurring items; c.) EBITDA (earnings before interest, taxes and depreciation and amortization charges) computed as Net income add or deduct Provision (benefit from) for income tax, Interest and financing charges, Non recurring items and Depreciation & amortization; d.) Current Ratio computed as Current assets divided by current liabilities; and e.) Debt to Equity ratio computed as total financial debt divided by total equity.

Revenues amounted to ₱14.23 billion for the first quarter ended March 31, 2004, up by 11.2% from last year's ₱12.80 billion. EBIT increased to ₱2.14 billion as against last year's ₱1.76 billion. EBITDA slightly increased from ₱3.62 billion in 2003 to ₱3.64 billion for the three months ended March 31, 2004. Excluding nonrecurring charges in 2004, EBITDA would have increased by 8.7% to ₱3.67 billion. As of March 31, 2004, current ratio stood at 1.48:1 compared to 1.50:1 as of December 31, 2003. Debt to equity ratio stood at 1.24:1 as of March 31, 2004 as against 1.38.1 in December 31, 2003 while Net debt to equity ratio decreased to 0.69:1 from 0.73:1 as of December 31, 2003.

As of March 31, 2004, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 8-18-04

MICHELE F. ABELLANOSA
Principal Accounting Officer
Date 8-18-04

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	March 31, 2004 (Unaudited)	December 31, 2003 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	**P7,947,107**	P10,030,588
Temporary investments - net	**24,138,337**	27,870,107
Receivables - net	**16,386,068**	16,229,244
Inventories - net (Note 2)	**8,911,972**	8,517,514
Other current assets	**3,017,820**	2,905,355
Total Current Assets	**60,401,304**	65,552,808
Investments in Associates and Advances - net	**18,309,712**	17,880,784
Investments in Real Properties - net	**17,561,342**	16,654,541
Property, Plant and Equipment - net	**68,720,681**	67,929,637
Other Assets	**5,413,065**	5,201,337
	P170,406,104	P173,219,107
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	**P18,077,365**	P16,399,669
Notes payable	**10,992,128**	11,128,217
Current portion of long-term debt (Note 3)	**8,248,699**	12,878,787
Estimated land development costs	**528,127**	525,735
Income tax payable	**355,921**	73,506
Customers' deposits and other current liabilities	**2,612,612**	2,643,291
Total Current Liabilities	**40,814,852**	43,649,205
Long-term Debt - net of current portion (Note 3)	**53,619,137**	56,279,893
Due to Affiliated Companies and Other Liabilities	**5,992,205**	3,809,582
Total Liabilities	**100,426,194**	103,738,680
Minority Interest in Consolidated Subsidiaries	**11,197,498**	11,253,504
Stockholders' Equity	**58,782,412**	58,226,923
	P170,406,104	P173,219,107

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Three Months Ended March 31	
	2004	2003
REVENUES		
Foods	**P6,388,186**	P6,059,728
Telecommunications	**1,747,780**	1,290,894
Air transportation	**1,794,988**	1,382,359
Real estate and hotels	**1,002,806**	926,556
Petrochemicals	**1,661,913**	1,424,685
Textiles and other supplementary businesses	**568,395**	651,574
Equity in net earnings of associates	**262,409**	207,769
Interest, investment and other income	**803,016**	854,223
	14,229,493	12,797,788
COST AND EXPENSES		
Cost of sales and services	**8,465,890**	7,734,121
Operating and other expenses	**3,630,219**	3,226,517
Interest expense	**1,490,385**	1,011,515
	13,586,494	11,972,153
NET OPERATING INCOME	**642,999**	825,635
OTHER INCOME (EXPENSES) - net	**(102,218)**	133,428
INCOME BEFORE PROVISION FOR INCOME TAX AND NET LOSSES APPLICABLE TO MINORITY INTEREST	**540,781**	959,063
PROVISION FOR (BENEFIT FROM) INCOME TAX		
Current	**106,013**	127,620
Deferred	**40,246**	(55,009)
	146,259	72,611
INCOME BEFORE NET LOSSES APPLICABLE TO MINORITY INTEREST	**394,522**	886,452
NET LOSSES APPLICABLE TO MINORITY INTEREST	**79,739**	34,378
NET INCOME	**P474,261**	P920,830
Earnings Per Share (Note 4)	**P0.07**	P0.14

See accompanying Notes to Unaudited Consolidated Financial Statements.

Certain accounts on March 31, 2003 Unaudited Consolidated Financials Statements were restated to conform with the March 31, 2004 Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands)

	Three Months Ended March 31	
	2004	2003
Capital stock - P1 par value		
Authorized: (Note 6)		
Common - 12,850,800,000 shares		
Preferred - 2,000,000,000 shares		
Issued:		
Common - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Additional paid-in capital	**5,961,714**	5,961,714
Accumulated translation adjustment	**1,291,686**	966,109
Retained earnings		
Beginning	**44,881,325**	42,652,458
Effect of adoption of SFAS/IAS 37 and 38 (Note 1)	**-**	(511,252)
As restated	**44,881,325**	42,141,206
Net income	**474,261**	920,830
End	**45,355,586**	43,062,036
Treasury stock -at cost	**(721,848)**	(721,848)
	P58,782,412	P56,163,285

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Three Months Ended March 31	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax and net earnings (losses) applicable to minority interest	**P394,522**	P886,452
Adjustments for:		
Depreciation and amortization	**1,527,309**	1,610,392
Interest expense	**1,490,385**	1,011,515
Interest income	**(841,705)**	(534,345)
Provision for doubtful accounts	**152,162**	102,306
Equity in net earnings of associates	**(262,409)**	(207,769)
Operating income before working capital changes	**2,460,264**	2,868,551
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	**(241,567)**	(1,092,038)
Inventories	**(394,458)**	(593,553)
Other current assets	**(112,465)**	(786,868)
Other assets	**(355,181)**	470,034
Increase (decrease) in:		
Accounts payable and accrued expenses	**2,334,319**	(888,215)
Income tax payable	**282,414**	208,531
Customers' deposits and other current liabilities	**(30,679)**	(263,641)
Net cash generated from operations	**3,942,647**	(77,199)
Interest received	**774,287**	353,025
Interest paid	**(2,147,008)**	(838,838)
Net cash provided by (used in) operating activities	**2,569,926**	(563,012)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Temporary investments	**3,731,771**	523,811
Investments in associates and advances	**(85,291)**	7,789
Property, plant and equipment	**(2,115,297)**	(2,314,480)
Investments in real properties	**(964,014)**	(352,703)
Net cash provided by (used in) investing activities	**567,169**	(2,135,583)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Notes payable	**(136,089)**	465,664
Long-term debt	**(7,290,844)**	1,885,706
Due to affiliated companies and other liabilities	**2,182,624**	44,575
Minority interest in consolidated subsidiaries	**23,733**	20,745
Net cash provided by (used in) financing activities	**(5,220,576)**	2,416,690
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(P2,083,481)**	(P281,905)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**10,030,588**	8,059,424
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**P7,947,107**	P7,777,519

See accompanying Notes to Unaudited Consolidated Financial Statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Philippines (Philippine GAAP) and under the historical cost convention, except for property, plant and equipment which are carried at revalued amounts.

The preparation of financial statements in accordance with Philippine GAAP requires the Group to make estimates and assumptions that affect the reported amounts on income, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management believes that actual results will not be materially different from those estimates.

Among others, the Group adopted the following accounting standards effective January 1, 2003.

Statement of Financial Accounting Standards (SFAS) 37/International Accounting Standard (IAS) 37, *Provisions, Contingent Liabilities and Contingent Assets,* provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. Accordingly, certain subsidiaries changed their method of accounting for provisions, contingent liabilities and contingent assets.

SFAS 38/IAS 38, *Intangible Assets,* establishes the criteria for the recognition and measurement of intangible assets. It also requires that the expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, certain subsidiaries changed their method of accounting for developmental and preoperating expenses and reversed their unamortized developmental and preoperating expenses to conform to the standard. Previously, such expenses were deferred and amortized.

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarters ended March 31, 2004 and 2003 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	**2004**	2003
Foods		
Universal Robina Corporation and Subsidiaries	**86.12**	88.64
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**91.89**	92.03
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.90**	49.91
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and Subsidiaries	**100.00**	100.00
JG Summit Limited	**100.00**	100.00
JG Summit Capital Services Corporation and Subsidiaries	**100.00**	100.00
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00
Multinational Finance Group Ltd.	**100.00**	100.00

	Effective Percentage of Ownership	
	2004	2003
Petrochemicals		
JG Summit Petrochemical Corporation	**82.28**	80.00
Air Transportation		
Cebu Air, Inc.	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00
Cambridge Electronics Corporation (CEC)	**-**	100.00

Under generally accepted accounting principles (GAAP), it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and supplementary businesses, substantially all subsidiaries.

On July 11, 2003, the Board of Directors of CEC approved the closure of CEC. With such closure, CEC is no longer consolidated and the investment therein is accounted for at cost as of December 31, 2003. Prior year consolidated financial statements were not restated.

2. INVENTORIES

Inventories consist of:	**March 31, 2004 (Unaudited)**	December 31, 2003 (Audited)
At cost:		
Finished Goods	**P1,670,171**	P1,851,326
Raw materials	**2,386,987**	1,916,538
Materials in-transit	**1,023,110**	1,014,941
	5,080,268	4,782,805
At net realizable value:		
Work-in-process	**308,043**	350,366
Spare parts, packaging materials and other supplies	**2,270,929**	2,002,055
Poultry and hog breeder stock, market stock and by-products	**505,566**	539,561
Subdivision land and condominium and residential units for sale	**911,009**	959,610
Allowance for inventory obsolescence	**(163,843)**	(116,883)
	3,831,704	3,734,709
	P8,911,972	P8,517,514

Under the terms of the agreements covering liabilities under trust receipts, certain inventories have been released to certain subsidiaries in trust for the banks. Certain subsidiaries are accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	March 31, 2004 (Unaudited)	December 31, 2003 (Audited)
Parent Company:		
Foreign Currency:		
Loan from a foreign bank at interest rate of LIBOR plus spread; payable in 14 equal semi-annual amortizations	**P 4,991,256**	P 5,170,574
Philippine Peso:		
Borrowing from a local bank	**1,000,000**	1,000,000
	5,991,256	6,170,574
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR	**6,355,265**	13,665,737
US$200 million 8.375% Notes Due 2004	**-**	4,323,757
US$100 million 8 3/8% Notes Due 2006	**2,930,883**	2,893,500
US$ 102.3 million Guaranteed Floating Rate Notes and Term Loan Facility Agreement Due 2006	**4,907,657**	4,852,658
US$ 100 million 9.25% Notes Due 2006	**5,481,060**	5,419,635
US$ 300 million 8.25% Notes Due 2008	**16,471,288**	16,286,698
US$ 125 million, 9% Guaranteed Notes Due 2008 interest payable on February 6 and August 6 of each year	**6,948,250**	6,859,625
Zero Coupon 12% Convertible Bonds Due 2013	**11,035**	10,911
Various bank borrowings	**7,520,594**	3,377,326
Minimum capacity purchase agreement	**702,700**	750,411
	51,328,732	58,440,258
Philippine Pesos:		
Capital lease obligation	**2,475,540**	2,475,540
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations	**72,308**	72,308
Five-year promissory note payable in six semi-annual amortization with remaining balance at maturity	**1,000,000**	1,000,000
P1,000 million Bonds	**1,000,000**	1,000,000
	4,547,848	4,547,848
	61,867,836	69,158,680
Less current portion	**8,248,699**	12,878,787
	P 53,619,137	P 56,279,893

The exchange rate used to restate the foreign currency denominated long-term borrowings as of March 31, 2004 was P56.216:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P55.586:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of March 31, 2004 and 2003:

	Three Months Ended March 31	
	2004	2003
Net income	**P 474,261**	P 920,830
Add interest expense on convertible bonds	**-**	54,397
Net income applicable to common stock	**P 474,261**	P 975,227
Weighted average number of common shares	**6,797,191,657**	6,797,191,657
Potential common shares on convertible bonds	**-**	214,748,992
Common and potential common shares from assumed conversion	**6,797,191,657**	7,011,940,649
Earnings per share		
Basic	**P 0.07**	P 0.14
Diluted	**-**	P 0.14

As of March 31, 2003 the assumed conversion of convertible bonds is anti-dilutive. Dilutive effect for the EPS in March 31, 2004 was no longer computed.

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International Capital and financial services
g. Air transportation
h. Other supplementary businesses

Financial information about the operations of these business segments as of March 31 is summarized as follows:

	REVENUES		EXPENSES	
	2004	2003	**2004**	2003
Food, agro-industrial and commodities	**P 6,388,186**	P 6,059,728	**P 5,912,792**	P 5,597,608
Telecommunications	**1,747,780**	1,290,894	**1,897,212**	1,377,538
Petrochemicals	**1,661,913**	1,424,685	**1,688,947**	1,471,591
Air transportation	**1,794,988**	1,382,359	**1,703,233**	1,463,278
Real estate & hotels	**1,002,806**	926,556	**752,959**	759,719
Textiles and other supplementary business	**568,395**	651,574	**563,387**	653,153
Parent/International, capital and financial services	**1,065,425**	1,061,992	**1,236,702**	554,071
	P 14,229,493	P 12,797,788	**P 13,755,232**	P 11,876,958

	NET INCOME		TOTAL ASSETS	
	2004	2003	**2004**	2003
Food, agro-industrial and commodities	**P 475,394**	P 462,120	**P 44,214,863**	P 35,112,087
Telecommunications	**(149,432)**	(86,644)	**47,255,951**	42,865,000
Petrochemicals	**(27,034)**	(46,906)	**11,833,346**	11,641,249
Air transportation	**91,755**	(80,919)	**2,333,444**	4,285,394
Real estate & hotels	**249,847**	166,837	**21,854,196**	18,748,084
Textiles and other supplementary business	**5,008**	(1,579)	**3,593,531**	4,876,166
Parent/International, capital and financial services	**(171,277)**	507,921	**39,320,773**	29,937,446
	P 474,261	P 920,830	**P170,406,104**	P 147,465,426

	LIABILITIES		NET ASSETS	
	2004	2003	**2004**	2003
Food, agro-industrial and commodities	**P 25,760,137**	P 17,140,061	**P 18,454,726**	P 17,972,026
Telecommunications	**42,536,856**	37,382,436	**4,719,095**	5,482,564
Petrochemicals	**5,682,417**	11,526,378	**6,150,929**	114,871
Air transportation	**1,538,987**	3,927,984	**794,457**	357,410
Real estate & hotels	**10,704,203**	8,222,361	**11,149,993**	10,525,723
Textiles and other supplementary business	**1,426,144**	2,961,950	**2,167,387**	1,914,216
Parent/International, capital and financial services	**23,974,948**	10,140,971	**15,345,825**	19,796,475
	P111,623,692	P 91,302,141	**P 58,782,412**	P 56,163,285

6. OTHER EVENTS

On March 18, 2004, the stockholders approved the amendment of the Parent Company's Articles of Incorporation reclassifying a portion of the Parent Company's common shares into preferred shares.

On March 24, 2004, the Securities and Exchange Commission approved the reclassification of the Parent Company's authorized capital stock from 14,850,800,000 common shares to 12,850,800,000 common shares and 2,000,000,000 preferred shares with par value of P1.00.

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
AS OF MARCH 31, 2004
(IN THOUSAND PESOS)

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	9,159,300	8,070,150	1,089,150
Less: Allowance for doubtful accounts	(1,789,974)	(1,395,526)	(394,448)
NET TRADE RECEIVABLES	7,369,326	6,674,624	694,702
NON-TRADE RECEIVABLES			
Finance receivables	2,207,537	2,207,537	
Others	6,809,205	5,626,171	1,183,034
	9,016,742	7,833,708	1,183,034
	16,386,068	14,508,332	1,877,736